Follow-Up Materials

06013749

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Marubeni Corp.

*CURRENT ADDRESS

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 616 FISCAL YEAR 3-31-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/25/06

82-616

Marubeni Corp.

Financial Results for FY2005

Contents

AR/S 3-31-06

I. Consolidated Financial Results for FY2005

<Reference>

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results for FY2005

1. Consolidated Statements of Income

(Year Ended March 31, 2006 and 2005)

	Millions of yen			
	Year ended March 31			
	2006	2005	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **2,949,058**	¥ 2,874,455	¥ 74,603	2.6%
Commissions on services and trading margins	**190,787**	161,108	29,679	18.4%
Total	**3,139,845**	3,035,563	104,282	3.4%
Cost of revenues from trading and other activities	**-2,637,821**	-2,602,168	-35,653	1.4%
Gross trading profit	**502,024**	433,395	68,629	15.8%
Expenses and other:				
Selling, general and administrative expenses	**-350,261**	-339,183	-11,078	3.3%
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	**-**	-1,453	1,453	-
Provision for doubtful accounts	**-8,515**	-6,298	-2,217	35.2%
Interest income	**23,095**	23,445	-350	-1.5%
Interest expense	**-47,212**	-43,244	-3,968	9.2%
Dividends received	**12,065**	8,989	3,076	34.2%
Impairment loss on investment securities	**-17,895**	-7,438	-10,457	140.6%
Gain (loss) on sales of investment securities	**14,477**	36,147	-21,670	-59.9%
Gain (loss) on property and equipment	**-21,292**	-6,288	-15,004	238.6%
Other – net	**-5,033**	-36,482	31,449	-
Total	**-400,571**	-371,805	-28,766	7.7%
Income (loss) from continuing operations before income taxes and equity in earnings (losses) of affiliated companies	**101,453**	61,590	39,863	64.7%
Provision for income taxes	**-45,608**	-36,725	-8,883	24.2%
Income (loss) from continuing operations before equity in earnings (losses) of affiliated companies	**55,845**	24,865	30,980	124.6%
Minority interests in consolidated subsidiaries	**-5,427**	-1,440	-3,987	276.9%
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**29,747**	20,672	9,075	43.9%
Net income (loss) from continuing operations	**80,165**	44,097	36,068	81.8%
Loss from Discontinued Operations (after income tax)	**-6,364**	-2,850	-3,514	123.3%
Net Income	¥ **73,801**	¥ 41,247	¥ 32,554	78.9%
Dividend for preferred shares	**1,510**	1,510	-	-
Net income available for shareholders	**72,291**	39,737	32,554	81.9%
Basic earnings per share *(yen)*	**48.34**	26.61	21.73	81.7%
Diluted earnings per share *(yen)*	**40.46**	22.31	18.15	81.4%
Total volume of trading transactions (Based on Japanese accounting practice)	**8,686,532**	7,936,348	750,184	9.5%
Operating profit (Based on Japanese accounting practice)	**143,248**	86,461	56,787	65.7%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund for FY2004 is the net amount of the settlement loss on the transfer of the benefit obligation related to the substitutional portion of -14,858 million yen (including the extinguishment of the obligation for anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligation settled and the assets transferred to the government.

(Note 3) In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for the FY2004 have been reclassified, in relation to operations discontinued during FY2005.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions FY2005	Total volume of trading transactions Variance year-on-year	Gross trading profit FY2005	Gross trading profit Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	990.8	11.0	69.3	- 2.0	Decrease due to conversion of subsidiaries into affiliates.
Textile	358.2	2.9	26.4	1.2	Increase in sales of apparel products and from an acquisition of a subsidiary.
Forest Products & General Merchandise	808.2	15.8	48.1	1.5	Increase from the transfer of the Musi Pulp project
Chemicals	782.0	114.5	29.6	2.7	Increase mainly in basic chemicals and synthetic resin.
Energy	2,191.7	417.7	71.5	29.3	Increase in oil-related trade and earnings from new concessions.
Metals & Mineral Resources	732.0	122.7	24.4	8.7	Increase supported by rising coal, iron ore, and copper prices.
Transportation Machinery	817.1	117.2	56.2	4.5	Increase mainly supported by automobile, ship, construction & agricultural machinery, and civilian aircraft-related trade.
Industrial Machinery&Information Business	391.0	- 64.5	39.1	2.4	Increase of profit in information-related businesses.
Plant,Power&Infrastracture Projects	677.5	11.0	30.7	2.4	Increase supported by IPP subsidiaries.
Development & Construction	163.3	- 33.6	27.6	0.1	Increase in domestic condominiums, real estate funds; decrease in sales of subsidiaries.
Finance & Logistics Business	25.8	4.5	7.1	1.3	Increase mainly in the logistics business.
Iron&Steel Strategies and Coordination	0.9	- 0.3	0.9	- 0.3	
Domestic Branches and Offices	149.4	7.4	5.3	0.4	
Overseas Corporate Subsidiaries	1,148.8	78.6	79.9	3.4	Increase supported by Marubeni America.
Corporate & elimination, etc.	- 550.1	- 54.8	- 14.2	12.9	Transfer involving conversion to US GAAP
Consolidated	8,686.5	750.2	502.0	68.6	

(billions of yen)	FY2005	FY2004	Variance	
Revenue	3,139.8	3,035.6	104.3	Forest Products & General Merchandise (Pulp), Energy (Concessions), Metals & Mineral Resources (Copper, Aluminum, Coal)

2. Expenses:

(billions of yen)	FY2005	FY2004	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 350.3	- 339.2	- 11.1	
(Personnel expenses)	(-168.0)	(-161.5)	(- 6.6)	Increase in payment of bonus.
(Transportation expenses)	(- 15.1)	(- 14.1)	(- 1.0)	
(Service commissions)	(- 23.1)	(- 20.7)	(- 2.4)	Increase in domestic subsidiaries.
(Depreciation expenses)	(- 18.5)	(- 19.1)	(0.6)	
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	-	- 1.5	1.5	
Provision for doubtful accounts	- 8.5	- 6.3	- 2.2	Increase in allowance for overseas bad debt.
Total	- 358.8	- 346.9	- 11.8	

3. Financial Expenses:

(billions of yen)	FY2005	FY2004	Variance	(Main reasons for increase/ decrease)
Interest income	23.1	23.4	- 0.4	
Interest expense	- 47.2	- 43.2	- 4.0	Increase mainly in rising US dollar interest rates.
(Interest - net)	(- 24.1)	(- 19.8)	(- 4.3)	
Dividends Received	12.1	9.0	3.1	Earned dividends in Overseas subsidiaries: +2.3
Total	- 12.1	- 10.8	- 1.2	

4. Gain (loss) on investment securities:

(billions of yen)	FY2005	FY2004	Variance	(Main reasons for increase/ decrease)
Gain (loss) on sales of investment securities	14.5	36.1	- 21.7	Decrease in gain on sales of listed securities held by Parent.
Impairment losses on investment securities	- 17.9	- 7.4	- 10.5	Revaluation loss on optical transmission device-related investment security.
Total	- 3.4	28.7	- 32.1	

5. Gain (loss) on property and equipment:

(billions of yen)	FY2005	FY2004	Variance	
Gain on sales of property and equipment	1.6	8.6	- 7.0	Absence of oil field concession & overseas real estate sales profit posted last year.
Loss on sales of property and equipment/ impairment losses	- 22.9	- 14.9	- 8.0	Impairment loss in overseas resources-related subsidiary.
Total	- 21.3	- 6.3	- 15.0	

6. Other-net

(billions of yen)	FY2005	FY2004	Variance	
	- 5.0	- 36.5	31.4	Absence of loss in withdrawal from Indonesian petrochemical project posted last year.

7. Equity in earnings (losses) of affiliated companies (after income tax effects)

(billions of yen)	FY2005	FY2004	Variance
Marubeni-Itochu Steel Inc.	15.9	9.7	6.2
Nippon LP Resources	7.1	5.7	1.4
PPN POWER	0.7	0.3	0.4
SHANGHAI ASAHI	- 0.7	0.6	- 1.3
UNIMAR	0.2	3.3	- 3.1
Other	6.5	1.1	5.4
Total	29.7	20.7	9.1

2. Consolidated Balance Sheets

	Millions of yen		
	March 31 2006	March 31 2005	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	¥ **368,936**	¥ 459,194	¥ **-90,258**
Time deposits	**21,674**	3,256	**18,418**
Investment securities	**20,989**	32,946	**-11,957**
Notes and accounts receivable - trade:			
Notes receivable	**90,973**	101,298	**-10,325**
Accounts receivable	**896,781**	783,001	**113,780**
Due from affiliated companies	**79,553**	94,453	**-14,900**
Allowance for doubtful accounts	**-17,910**	-24,620	**6,710**
Inventories	**395,599**	376,480	**19,119**
Advance payments to suppliers	**109,330**	83,529	**25,801**
Deferred income taxes	**32,048**	43,483	**-11,435**
Prepaid expenses and other current assets	**170,644**	140,332	**30,312**
Total current assets	**2,168,617**	2,093,352	**75,265**
Investments and long-term receivables:			
Affiliated companies	**314,261**	325,380	**-11,119**
Securities and other investments	**615,361**	483,928	**131,433**
Notes, loans and accounts receivable - trade	**214,763**	270,792	**-56,029**
Allowance for doubtful accounts	**-81,964**	-84,696	**2,732**
Property leased to others, at cost, less accumulated depreciation	**231,747**	248,338	**-16,591**
Total investments and long-term receivables	**1,294,168**	1,243,742	**50,426**
Net property and equipment	**780,809**	532,306	**248,503**
Prepaid pension cost	**83,746**	84,709	**-963**
Deferred income taxes	**52,364**	89,284	**-36,920**
Intangible fixed assets	**89,325**	35,548	**53,777**
Goodwill	**27,936**	27,509	**427**
Other assets	**90,107**	101,587	**-11,480**
Total assets	¥ **4,587,072**	¥ 4,208,037	¥ **379,035**

(Note 1)These financial statements are based on US GAAP.

Major Increase / Decrease

Assets

	(Billions of Yen) March 31 2006	Variance from March 05	
Cash and cash equivalents	368.9	- 90.3	Decrease mainly in Parent.
Accounts receivable	896.8	+ 113.8	Increase in both Parent and subsidiaries.
Due from affiliated companies	79.6	- 14.9	Decrease mainly in short-term loans receivable.
Inventories	395.6	+ 19.1	Increase mainly in subsidiaries.
Advance payment to suppliers	109.3	+ 25.8	Increase mainly in Parent.
Prepaid expenses and other current assets	170.6	+ 30.3	Increase mainly in subsidiaries.
Investments and long-term receivables from affiliated companies	314.3	- 11.1	Increased due to gain in equity in earnings, offset by withdrawal from projects.
Securities and other investments	615.4	+ 131.4	Increase due to a rise in market value of listed stocks, and from investment on Daiei.
Notes, loans and accounts receivable - trade	214.8	- 56.0	Decrease mainly in long-term loans receivable.
Property leased to others, at cost, less accumulated depreciation	231.7	- 16.6	Decrease mainly in Parent.
Net property and equipment	780.8	+ 248.5	Increase mainly in subsidiaries.
Intangible fixed assets	89.3	+ 53.8	Increase mainly in concessions.
Other assets	90.1	- 11.5	Decrease mainly in Parent.
Deferred income taxes (Assets) (Current/Fixed)	84.4	- 48.4	Percentage in total Assets 12.7% (Mar. 2005: 30.0%)
Deferred income taxes (Liabilities) (Current/Fixed)	29.5	+ 6.8	
Deferred income taxes-net	54.9	- 55.2	

Consolidated Balance Sheets (continued)

	March 31 2006	March 31 2005	Variance
	Millions of yen		
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 368,491	¥ 344,597	¥ 23,894
Current portion of long-term debt	219,650	314,501	-94,851
Notes and accounts payable-trade			
Notes and acceptances payable	186,741	207,663	-20,922
Accounts payable	715,370	650,387	64,983
Due to affiliated companies	46,432	44,817	1,615
Advance payments received from customers	97,673	80,502	17,171
Income taxes	16,220	13,541	2,679
Deferred income taxes	3,310	3,849	-539
Accrued expenses and other current liabilities	307,342	222,721	84,621
Total current liabilities	1,961,229	1,882,578	78,651
Long-term debt, less current portion	1,879,739	1,813,722	66,017
Employees' retirement benefits	9,129	9,319	-190
Deferred income taxes	26,189	18,851	7,338
Minority interests in consolidated subsidiaries	46,999	40,415	6,584
Shareholders' equity:			
Paid-in capital	262,686	231,789	30,897
Additional paid-in capital	155,903	125,436	30,467
Retained earnings (losses)	193,772	131,195	62,577
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	109,035	46,661	62,374
Currency translation adjustments, net of reclassification	-53,450	-89,586	36,136
Net unrealized losses on derivatives	-2,116	-1,554	-562
Minimum pension liability adjustment	-1,717	-647	-1,070
Cost of common stock in treasury	-326	-142	-184
Total shareholders' equity	663,787	443,152	220,635
Total liabilities and shareholders' equity	¥ 4,587,072	¥ 4,208,037	¥ 379,035

Major Increase / Decrease

Liabilities

(Billions of Yen)

	March 06	Variance from March 05	
Short-term loans	368.5	+ 23.9	Increase mainly in Parent
Current portion of long-term debt	219.7	- 94.9	Decrease in debentures and loans
Long-term interest-bearing debt, less current portion	1,678.8	+ 51.6	Increase in debentures and loans
Short & long-term loans, debentures	2,267.0	- 19.4	Effects of SFAS133: -4.0 (Variance from Mar. 2005 -22.8)
Net interest-bearing debt	1,876.4	+ 52.4	Net interest-bearing debt, excluding effects of SFAS133 1,880.4 (Variance from Mar. 2005 +75.2)
Notes payable	186.7	- 20.9	Decrease mainly in subsidiaries
Accounts payable	715.4	+ 65.0	Increase in both Parent and subsidiaries.
Accured expenses and other current liabilities	307.3	+ 84.6	Increase mainly in Parent

Shareholders' equity

	March 06	Variance from March 05	
Total shareholders' equity	663.8	+ 220.6	Paid-in capital / Additional Paid-in Capital +61.4 (convertible bonds +61.7, issuance fee -0.3) Retained earnings +62.6 (Net income +73.8, Dividend paid -11.2), Net unrealized gains (losses) on investment securities +62.4, Currency translation adjustments +36.1 Minimum pension liability adjustment -1.1

2. Financial Position

	March 06	March 05
Ratio of net worth to total assets	14.5%	10.5%
Current ratio	110.6%	111.2%
D/E ratio ※	2.83x	4.12x

※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	FY2005	FY2004
R O A	1.68%	0.97%
R O E	13.33%	9.87%

Marubeni Corporation
3. Consolidated Statements of Cash Flows

	Millions of yen	
	Year Ended March 31, 2006	
Operating activities		
Net income (loss)	¥ 73,801	Business fared relatively firmly, yearly increase in general operating fund was 133.4 billion yen.
Adjustments to reconcile net income (loss) to net cash provided by operating activities	109,966	
Changes in operating assets and liabilities	-13,688	
Other	-36,671	
Net cash provided by operating activities	**133,408**	
Investing activities		
Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments	-30,567	Investment in Daiei and other strategic fields.
Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others	-197,007	Purchase of overseas resources concession, others.
Collection of loans receivable, and Loans made to customers	33,793	Collection of overseas receivables.
Net cash provided (used) by investing activities	**-193,781**	
Free Cash Flows	**-60,373**	
Financing activities		
Net decrease (increase) in short-term loans	5,348	Cash reserves and free cash flow appropriated to repayments of debt
Proceeds from and payments of long-term debt	-40,250	
Cash dividend	-11,224	
(Purchase) sale of treasury stock	-168	
Other	257	
Net cash used (provided) in financing activities	**-46,037**	
Effect of exchange rate changes on cash and cash equivalents	16,152	
Net increase (decrease) in cash and cash equivalents	-90,258	
Cash and cash equivalents at beginning of period	459,194	
Cash and cash equivalents at end of period	368,936	

These financial statements are based on US GAAP.

Intentional Blank

4. Consolidated Companies

1. Increase/Decrease of Consolidated Surplus/Deficit

Fiscal Year 2005 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	108	16.6	39	-8.2	147	8.4
	(ratio)	73.5%		26.5%			
	Overseas	190	66.9	51	-25.5	241	41.3
	(ratio)	78.8%		21.2%			
	Total	298	83.4	90	-33.8	388	49.7
	(ratio)	76.8%		23.2%			
Affiliated companies	Domestic	39	21.4	10	-2.4	49	19.0
	(ratio)	79.6%		20.4%			
	Overseas	96	16.1	22	-5.3	118	10.8
	(ratio)	81.4%		18.6%			
	Total	135	37.5	32	-7.7	167	29.7
	(ratio)	80.8%		19.2%			
Total	Domestic	147	38.0	49	-10.6	196	27.3
	(ratio)	75.0%		25.0%			
	Overseas	286	83.0	73	-30.9	359	52.1
	(ratio)	79.7%		20.3%			
	Total	433	120.9	122	-41.5	555	79.4
	(ratio)	78.0%		22.0%			

Fiscal Year 2004 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	103	15.7	28	-21.4	131	-5.7
	(ratio)	(78.6%)		(21.4%)			
	Overseas	194	46.0	44	-13.7	238	32.3
	(ratio)	(81.5%)		(18.5%)			
	Total	297	61.7	72	-35.1	369	26.5
	(ratio)	(80.5%)		(19.5%)			
Affiliated companies	Domestic	36	13.0	11	-2.5	47	10.5
	(ratio)	(76.6%)		(23.4%)			
	Overseas	89	18.1	20	-7.9	109	10.2
	(ratio)	(81.7%)		(18.3%)			
	Total	125	31.0	31	-10.3	156	20.7
	(ratio)	(80.1%)		(19.9%)			
Total	Domestic	139	28.7	39	-23.9	178	4.8
	(ratio)	(78.1%)		(21.9%)			
	Overseas	283	64.0	64	-21.6	347	42.4
	(ratio)	(81.6%)		(18.4%)			
	Total	422	92.7	103	-45.5	525	47.2
	(ratio)	(80.4%)		(19.6%)			

Transition of number of profit-making/loss-making consolidated companies

		FY1999	FY2000	FY2001	FY2002	FY2003	FY2004	FY2005
Profit-making companies	No. of Companies	476 (73.7%)	480 (80.3%)	391 (75.9%)	375 (77.5%)	390 (77.7%)	422 (80.4%)	433 (78.0%)
	amount	47.7	66.3	51.0	65.3	63.8	92.7	120.9
Loss-making companies	No. of Companies	170 (26.3%)	118 (19.7%)	124 (24.1%)	109 (22.5%)	112 (22.3%)	103 (19.6%)	122 (22.0%)
	amount	-38.8	-34.6	-107.6	-31.1	-42.4	-45.5	-41.5
Total	No. of Companies	646	598	515	484	502	525	555
	amount	8.9	31.7	-56.6	34.2	21.4	47.2	79.4

Amounts related to discontinued operations have been subtracted from the above deficit amount.

	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004	FY2005
amount	-	-	-	-	-1.0	-5.5	-11.4

2. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance from March, 2005)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	121.8	-91.9	29.8
Gross trading profit	25.0	-5.8	19.2
SGA expenses (excluding doubtful accounts)	-16.6	10.1	-6.5
Operating profit	8.3	4.6	12.9
Interest expense-net	-3.8	1.0	-2.8
Dividends	0.0	0.0	0.0

<Major influences of newly included companies> (billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses (excluding doubtful accounts)	Operating profit	Interest expense-net	Dividends
North Pacific Seafoods (Agri-marine products)	6.6	0.6	-0.4	0.2	-0.1	0.0
Logipartners Inc. (Finance&Logistics)	2.9	0.4	-0.2	0.2	0.0	0.0
M.Power Development Australia(Plant,Power& Infra.)*	2.3	0.6	0.2	0.8	-0.4	0.0
Others	109.9	23.4	-16.1	7.1	-3.3	0.0
Total	121.8	25.0	-16.6	8.3	-3.8	0.0

*Figures of M.Power Development Australia(former S.E.A.) are the total of figures of companies which are related to share acquisition of former S.E.A. in the 1st quarter of FY2004 .

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses (excluding doubtful accounts)	Operating profit	Interest expense-net	Dividends
Computer Wave inc.		-50.0	-2.1	2.5	0.3	0.1	-0.0
(Industrial Machinery&	This term	0.0	0.0	0.0	0.0	0.0	0.0
Information Business)	Previous term	50.0	2.1	-2.5	-0.3	-0.1	0.0
D·M Gas Station Inc.		-7.7	-0.9	0.8	-0.1	-0.0	0.0
(Energy)	This term	0.0	0.0	0.0	0.0	0.0	0.0
	Previous term	7.7	0.9	-0.8	0.1	0.0	0.0
North Pacific Processors Inc.		-6.2	3.4	0.6	3.9	0.5	0.0
(Agri-marine Products)	This term	0.0	0.0	0.0	0.0	0.0	0.0
	Previous term	6.2	-3.4	-0.6	-3.9	-0.5	0.0
Others		-28.0	-6.0	6.3	0.5	0.4	0.0
	This term	8.8	1.9	-2.1	-0.3	-0.0	0.0
	Previous term	36.8	7.9	-8.4	-0.7	-0.4	0.0
Total		-91.9	-5.8	10.1	4.6	1.0	0.0
	This term	8.8	1.9	-2.1	-0.3	-0.0	0.0
	Previous term	100.7	7.7	-12.2	-4.8	-1.0	0.0

**Above are the effects on consolidated P/L, not the figures of individual companies.

5. Information on Geographical Segments

1 Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		FY2005	FY2004	Variance	Major Factors
Japan	Parent	5,393.4	4,927.6	+465.9	Increase in Energy and Metal & Mineral Resources related business.
	Subsidiaries	3,042.9	2,831.5	+211.4	Increase in Energy related business .
	Total	8,436.4	7,759.1	+677.3	
North America	Overseas Corporate Subsidiaries/Branches	798.4	703.1	+95.4	
	Other Subsidiaries	363.2	322.0	+41.2	Increase in Energy, Transportation Machinery, and Agri-Marine Products related business.
	Total	1,161.7	1,025.1	+136.6	
Europe	Overseas Corporate Subsidiaries/Branches	97.0	131.6	-34.6	Decrease in M. Europe.
	Other Subsidiaries	345.6	275.4	+70.2	Increase in Plant, Power & Infrastructure and Energy related business.
	Total	442.6	407.0	35.6	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	243.5	219.0	+24.4	Increase in M. Thailand
	Other Subsidiaries	422.1	426.9	-4.8	Decrease in Energy related business.
	Total	665.5	645.9	+19.6	
Others	Overseas Corporate Subsidiaries/Branches	8.1	7.2	+0.9	
	Other Subsidiaries	216.2	188.7	+27.5	Increase in Transportation Machinery related business.
	Total	224.3	195.8	+28.4	
Elimination		-2,243.9	-2,096.6	-147.3	
Consolidated Total		8,686.5	7,936.3	750.2	

2 Operating Profit by Geographical Segment

(billions of yen)

		FY2005	FY2004	Variance	Major Factors
Japan	Parent	20.2	8.2	+12.1	Increase in Iron & Steel Products and Plant, Power & Infrastructure related business.
	Subsidiaries	32.3	26.6	+5.7	Increase in Industrial Machinery & Information Business and Development& Construction related business .
	Total	52.5	34.7	+17.8	
North America	Overseas Corporate Subsidiaries/Branches	11.2	9.6	+1.6	
	Other Subsidiaries	20.4	4.2	+16.2	Increase in Energy and Agri-Marine Products related business.
	Total	31.6	13.8	+17.8	
Europe	Overseas Corporate Subsidiaries/Branches	0.6	1.8	-1.2	
	Other Subsidiaries	18.1	10.3	+7.9	Increase in Energy and Transportation Machinery related business.
	Total	18.8	12.1	6.7	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	1.7	1.4	+0.3	
	Other Subsidiaries	30.2	15.7	+14.5	Increase in Metal & Mineral Resources and Development & Construction related business.
	Total	31.8	17.1	+14.7	
Others	Overseas Corporate Subsidiaries/Branches	0.2	0.1	+0.2	
	Other Subsidiaries	10.6	9.6	+0.9	Increase in Transportation Machinery related business.
	Total	10.8	9.7	+1.1	
Elimination		-2.3	-0.9	-1.3	
Consolidated Total		143.2	86.5	56.8	

3 Total Assets by Geographical Segment

(billions of yen)

		March 2006	March 2005	Variance	Major factors
Japan	Parent	1,214.9	1,158.1	+56.8	Increase in Energy, Forest Products & General Merchandise related business.
	Subsidiaries	834.0	814.3	+19.8	Increase in Energy related business.
	Total	2,048.9	1,972.3	+76.6	
North America	Overseas Corporate Subsidiaries/Branches	271.3	228.2	+43.1	Increase in M. America.
	Other Subsidiaries	265.6	103.9	+161.7	Increase in Energy related business.
	Total	536.8	332.1	+204.8	
Europe	Overseas Corporate Subsidiaries/Branches	31.6	51.3	-19.7	Decrease in M.Europe.
	Other Subsidiaries	173.8	156.0	+17.8	Increase in Plant,Porwer and Infrastructure and Energy related business.
	Total	205.5	207.4	-1.9	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	41.5	34.9	+6.5	Increase in M. Singapore.
	Other Subsidiaries	402.3	267.6	+134.8	Increase in Forest Products & General Merchandise related business.
	Total	443.8	302.5	+141.3	
Others	Overseas Corporate Subsidiaries/Branches	2.0	1.5	+0.5	
	Other Subsidiaries	96.1	68.5	+27.6	Increase in Transporatation Machinery related business.
	Total	98.1	70.0	+28.1	
Elimination		-171.7	-126.7	-44.9	
Consolidated Total		3,161.4	2,757.5	+403.9	

Balance of Risk Exposure Outstanding in 11 Countries (As of March 31, 2006)

1.Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments)

(Unit: Billions of Yen)

	Investments	Loans	Guarantees	Deferred Payments	Gross Risk Exposure		Net Risk Exposure	
						+/- over Mar05		+/- over Mar05
P. R. China	33.0	23.0	5.4	0.9	62.3	3.9	60.6	4.2
Hong Kong	2.0	0.0	3.5	0.0	5.5	0.6	5.5	0.6
S. Korea	15.6	0.0	0.4	0.0	16.0	2.4	15.9	2.5
Indonesia	93.1	62.1	18.7	3.7	177.6	-4.4	164.6	23.7
Philippines	54.5	22.3	0.0	0.4	77.2	5.4	72.0	4.8
Thailand	12.2	0.5	12.9	0.0	25.6	1.8	24.9	1.7
India	10.1	0.0	0.0	0.0	10.1	-0.8	10.1	-0.8
Russia	3.4	0.0	18.9	0.0	22.3	9.0	22.3	9.0
Mexico	6.9	19.3	1.2	1.2	28.6	3.2	28.6	3.2
Brazil	12.7	12.2	1.4	1.0	27.3	-4.4	25.1	-1.7
Chile	23.0	0.0	0.0	0.0	23.0	4.3	23.0	4.3
Total (11 Countries)	**266.5**	**139.4**	**62.4**	**7.2**	**475.5**	**21.0**	**452.6**	**51.5**

1. The above figures consist of the outstanding investments, loans, guarantees, and deferred payments of the headquarters and the main subsidiaries (including the overseas corporate subsidiaries).

2. The "Net Risk Exposure" represents the difference between the "Gross Risk Exposure" and its hedged portion (the risks are hedged by trade insurances and other measures)

7. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2006	March 2005
Real Estate for Sale (Consolidated Basis)	81.8	93.3
Real Estate for Lease (Consolidated Basis)	90.0	115.7

8. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2004	October 2004	April 2005	April 2006	Variance from April 2005
Head Office	1,963	1,964	2,016	2,109	+93
Domestic Branches	144	142	143	137	- 6
Domestic Group Firms	992	880	853	787	- 66
Overseas branches and corporate subs.	619	601	609	606	- 3
North America	124	115	117	116	- 1
Europe	97	97	96	87	- 9
Asia	292	286	291	271	- 20
Central and South America	37	36	38	38	0
Others	69	67	67	94	+27
Total	3,718	3,587	3,621	3,639	+18

● By Division

	April 2004	October 2004	April 2005	April 2006	Variance from April 2005
Agri-Marine Products	239	239	247	250	+3
Textile	273	269	270	266	- 4
Forest Products & General Merchandise	236	234	232	232	0
Chemicals	265	263	262	255	- 7
Energy	192	188	187	198	+11
Metals & Mineral Resources	131	131	130	130	0
Transportation & Industrial Machinery *2	265	260	—	—	—
Transportation Machinery *2	—	—	165	—	—
Transportation & Industrial Machinery *2	—	—	—	233	—
Iron & Steel Strategies and Coordination	75	4	3	3	0
Utility & Infrastructure *2	207	204	—	—	—
Plant & Ship *2	183	183	—	—	—
Plant, Power & Infrastracture Projects *2	—	—	318	—	—
Power Projects *2	—	—	—	168	—
Plant, Ship & Infrastracture Projects *2	—	—	—	251	—
Development & Construction	155	151	146	146	0
Finance & Logistics Business	130	127	128	—	—
Finance, Logistics & New Business	—	—	—	157	—
Telecom & Information *2	162	154	—	—	—
Industrial Machinery & Information Business *2	—	—	308	—	—
Information & Communication*2	—	—	—	102	—
Business Incubation	9	11	12	12	0
Corporate Staff, Others *1	411	404	463	484	+21
Total Core Staff	2,933	2,822	2,871	2,887	+16
Assistant Staff, Others	785	765	750	752	+2
Total	3,718	3,587	3,621	3,639	+18

*1 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. to each operating departments from April, 2004

*2 Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship, and Telecom & Information have been reorganized as Transportation machinery,Industrial machinery & Information business, and Plant, Power & Infrastructure Projects.
Furthermore, effective April 1, 2006 the above segments have been reorganized as Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication.

◆Projected numbaer of staffs at end of FY 2006 (non-consolidated basis) approx. 3,600 employees

Transition of Consolidated Financial Results

(billions of yen)

	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005
Total volume of trading transactions	8,972.2	4,312.4	8,793.3	3,824.7	7,902.5	3,742.0	7,936.3	4,014.4	8,686.5
Gross trading profit	436.8	214.6	424.6	198.0	406.8	210.8	433.4	236.2	502.0
Selling, general and administrative expenses	-392.1	-169.1	-345.6	-159.5	-326.6	-167.7	-340.6	-167.7	-350.3
Provision for doubtful accounts	-43.9	-6.1	-5.7	1.5	-0.8	-2.5	-6.3	-3.2	-8.5
Operating profit	0.8	39.3	73.4	40.0	79.4	40.6	86.5	65.4	143.2
Other profits・expenses	-164.7	-11.8	-37.0	-9.3	-19.3	-7.8	-24.9	-11.3	-41.8
Interest expense-net	-29.5	-11.4	-23.5	-10.7	-23.0	-12.4	-19.8	-12.2	-24.1
Dividends	7.5	3.6	6.8	4.4	7.2	4.9	9.0	5.6	12.1
Gain (loss) on investment securities	-83.8	0.5	-12.7	1.8	16.1	8.8	28.7	1.9	-3.4
Gain (loss) on property and equipment	-43.6	1.1	8.5	-0.5	-1.5	-2.7	-6.3	-3.2	-21.3
Other-net	-15.3	-5.6	-16.1	-4.3	-18.0	-6.5	-36.5	-3.5	-5.0
(Liquidation and disposal losses related to associated firms)	(-16.7)	(-0.7)	(-12.5)	(-2.0)	(-6.5)	(-0.6)	(-21.8)	(0.1)	(-0.9)
Income before taxes and equity in earnings (losses)	-164.0	27.5	36.3	30.6	60.1	32.8	61.6	54.0	101.5
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-1.0	-3.2	-1.1	-3.0	-1.5	-1.4	-1.7	-5.4
Equity in earnings (losses)	-18.9	6.5	13.4	6.9	14.3	12.5	20.7	16.7	29.7
Net income (loss) from continuing operations				20.6	35.7	25.2	44.1	44.5	80.2
Loss from Discontinued Operations(after income tax)				-0.9	-1.1	-1.1	-2.9	-6.4	-6.4
Net income (loss)	-116.4	17.8	30.3	19.7	34.6	24.2	41.2	38.1	73.8
Gains from sales of assets	25.2	19.2	42.7	10.7	31.8	13.3	47.6	3.2	19.0

(Note) Some of the figures for FY2004 have been reclassified, in relation to operations discontinued during FY2005.

Total assets	4,805.7	4,401.2	4,321.5	4,263.5	4,254.2	4,073.0	4,208.0	4,314.0	4,587.1
Current assets	2,487.6	2,200.5	2,202.1	2,152.9	2,080.0	1,915.9	2,093.4	2,144.7	2,168.6
Fixed assets and others	2,318.1	2,200.7	2,119.4	2,110.6	2,174.2	2,157.1	2,114.6	2,169.3	2,418.5
Interest-bearing debt	3,184.9	2,914.0	2,745.0	2,697.9	2,454.8	2,276.3	2,286.4	2,253.1	2,267.0
Cash and cash equivalents	472.0	401.3	480.8	529.9	485.5	298.2	462.5	379.0	390.6
Interest-bearing debt-net	2,712.9	2,512.7	2,264.1	2,168.0	1,969.3	1,978.0	1,823.9	1,874.1	1,876.4
Shareholders' equity	263.9	257.9	260.1	304.2	393.0	407.4	443.2	513.7	663.8
Paid-in capital	194.0	194.0	194.0	194.0	231.8	231.8	231.8	231.8	262.7
Additional paid-in capital	217.0	87.8	87.8	87.8	125.4	125.4	125.4	125.4	155.9
Retained earnings	-94.8	52.3	64.8	80.0	94.9	114.1	131.2	161.8	193.8
Net unrealized gains (losses) on investment securities arising	0.4	2.0	-8.4	14.1	34.9	27.6	46.7	75.5	109.0
Net currency translation adjustments	-51.8	-75.1	-72.7	-67.2	-87.9	-85.9	-89.6	-74.9	-53.5
Minimum pension liability adjustment	-0.2	-0.2	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-1.7
Net unrealized losses on derivatives	-0.7	-2.8	-4.8	-3.9	-5.4	-4.6	-1.6	-5.1	-2.1
Cost of common stock in treasury	—	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.2	-0.3

ıcial Results / Stock Prices & Foreign Exchange Rate

Financial Ratios

	FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005
ROA	—	0.39%	0.66%	0.46%	0.81%	0.58%	0.97%	0.89%	1.68%
ROE	—	6.82%	11.57%	6.98%	10.59%	6.04%	9.87%	7.97%	13.33%
Net D/E Ratio (times)	10.3	9.7	8.7	7.1	5.0	4.9	4.1	3.7	2.8
Shareholders' equity-to-Total assets Ratio	5.49%	5.86%	6.02%	7.13%	9.24%	10.00%	10.53%	11.91%	14.47%
Current Ratio	101.9%	100.6%	104.6%	101.5%	105.9%	107.6%	111.2%	109.7%	110.6%

Consolidated group firms		515	500	484	484	502	523	525	562	555
	Subsidiaries	354	345	327	330	348	360	369	392	388
	Affiliated companies	161	155	157	154	154	163	156	170	167
Profit-making firms		391	385	375	361	390	380	422	414	433
	Profit-making firm ratio	75.9%	77.0%	77.5%	74.6%	77.7%	72.7%	80.4%	73.7%	78.0%
	Profit amount (JPY bn)	51.0	39.3	65.3	36.8	63.8	47.8	92.7	57.4	120.9
Loss-making firms		124	115	109	123	112	143	103	148	122
	Loss-making firm ratio	24.1%	23.0%	22.5%	25.4%	22.3%	27.3%	19.6%	26.3%	22.0%
	Deficit amount (JPY bn) (before Reclassification)	-107.6	-17.4	-31.1	-21.9	-43.4	-23.6	-51.0	-	-
	Deficit amount (JPY bn) (after Reclassification)	-	-	-	-21.0	-42.4	-22.6	-45.5	-13.7	-41.5

Stock Prices, Foreign Exchange & Interest Rates

		FY2001	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005
Nikkei Stock Average (Term-end) (yen)		11,024.94	9,383.29	7,972.71	10,219.05	11,715.39	10,823.57	11,668.95	13,574.30	17,059.66
Exchange Rates (¥/$)										
	Term-end rate for March-closing companies	133.25	122.60	120.20	111.25	105.69	111.05	107.39	113.19	117.47
	Average rate for March-closing companies	125.14	123.14	121.95	118.05	113.07	109.86	107.55	109.48	113.31
	Term-end rate for December-closing companies	131.95	119.50	119.90	119.80	107.13	108.43	104.21	110.62	118.07
	Average rate for December-closing companies	121.54	129.78	125.35	118.72	115.99	108.52	108.24	106.10	110.21
Interest Rates (Term-end)										
	Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.38 %	1.38 %	1.38%	1.38%	1.38%	1.38%
	Long-term Prime Rate	2.30 %	1.70 %	1.50 %	1.85 %	1.65 %	1.70%	1.65%	1.55%	2.10%
	US Prime Rate	4.75 %	4.75 %	4.25 %	4.00 %	4.00 %	4.75%	5.75%	6.75%	7.75%

⑪ Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the operating results and financial position of the Group.

⑫ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Company's credibility or cause the occurrence of other circumstances that could adversely impact the Company's business results or financial conditions.

⑬ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. The Company cannot guarantee that such litigation will not adversely affect the business results and financial condition of the Group.

⑭ Environmental Risk

The Company and its consolidated subsidiaries conduct business activities globally across a broad range of industries, and environmental pollution as a result of these activities could result in a business stoppage, significant expenses to install pollution control

⑦ Fluctuations in the price of goods and merchandise

Since the Group handles a variety of merchandise, changes in their respective market conditions can adversely affect business performance. To mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, the Group enters into commodity futures and forward contracts. However, it cannot be guaranteed that these hedge transactions will completely cover its exposure in these areas.

⑧Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value, and although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this can potentially translate into poor business performance and a deterioration of the Group's financial condition.

⑨ Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, which exposes Marubeni's operating results to fluctuations in currency exchange rates. To mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, the Group enters into forward-exchange contracts and other derivative transactions. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

⑩ Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at variable interest rates. While the interest risk of the majority of the operating assets held by the Group offsets the interest rate risk associated with debt, changes in market interest rates could adversely affect the Company's earnings. Through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in this area.

④ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital. A decline in the value of these investments or the necessity of additional expenditures of capital could adversely affect the Company's business results and financial condition.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, there is no assurance that such examinations will be able to prevent the presence of risk.

⑤ Concentration of risk exposure

As part of commercial and investment activities, the Group is concentrated in specific investment areas, markets and regions, such as plant-related business, real-estate business in Japan, and sales activities in Indonesia and the Philippines. As a result, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, could adversely affect the business results and financial condition of the Group.

⑥ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major domestic and overseas financial markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or significant downward revisions in the Company's or its consolidated subsidiaries' credit ratings by the rating agencies could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the business results and financial condition of the

3. Risk Information

(1) Risks regarding overall Marubeni operations

① Impact of the Japanese and global economies on the Marubeni Group

The Company and its consolidated subsidiaries (the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations could negatively impact business results and financial position.

To protect against such credit risks, the Group carries out thorough risk management when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, this, in and of itself, does not provide any guarantee that actual losses will not exceed these established allowances.

③ Risk of breach of contract by business partners

As part of sales activities, the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners. A breach of contract by these business partners could adversely affect the Company's business results and financial condition.

2. Financial Condition

Consolidated Financial Conditions

A summary of the consolidated balance sheets for FY2005 is as follows:

(billions of yen)

	March 31, 2006	March 31, 2005	Variance
Total assets	4,587.1	4,208.0	379.0
Shareholders' equity	663.8	443.2	220.6
Interest-bearing debt	2,267.0	2,286.4	-19.4
Net interest-bearing debt (Net D/E ratio)	1,876.4 2.83 times	1,823.9 4.12 times	52.4 -1.29 points

Net interest-bearing debt after factoring out impact of FAS No. 133 (Net D/E ratio)	1,880.4 2.83 times	1,805.2 4.07 times	75.2 -1.24 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts (including commercial papers) and bonds (including convertible bonds)).

Total consolidated assets increased ¥ 379.0 billion from the end of the previous fiscal year to ¥ 4,587.1 billion, largely due to an increase in fixed assets. Gross consolidated interest-bearing debt declined by ¥19.4 billion from the end of the previous fiscal year to ¥2,267.0 billion. In addition, net interest-bearing debt after deduction of cash and cash equivalent increased ¥52.4 billion from the end of the previous fiscal year to ¥1,876.4 billion.

Consolidated shareholders' equity was ¥220.6 billion higher than the end of the previous fiscal year at ¥663.8 billion, reflecting the increase in net income for the period as well as higher net unrealized gains on investment securities. As a result, the net debt/equity ratio improved 1.29 points to 2.83x , compared to 4.12x at the end of the previous fiscal year.

Regarding the Cash Flow, net cash provided by operating activities declined by ¥ 40.4 billion from the previous fiscal year to ¥133.4 billion. Net cash used for investing activities was ¥ 193.8 billion negative, reflecting the purchase of fixed assets.

Therefore free cash flow for the period was negative ¥ 60.4 billion.

Net cash used in financing activities came out to ¥46.0 billion. Cash and cash equivalents at the end of the period were ¥368.9 billion, ¥90.3 billion lower than at the end of the previous fiscal year.

Consolidated Financial Results

The summary of consolidated financial results for FY2005 is as follows:

(billions of yen)

	FY2005	FY2004	Variance	
			Amount	%
Total volume of trading transactions	8,686.5	7,936.3	750.2	9.5%
Gross trading profit	502.0	433.4	68.6	15.8%
Operating profit	143.2	86.5	56.8	65.7%
Income before income taxes	101.5	61.6	39.9	64.7%
Net income	73.8	41.2	32.6	78.9%
Revenue	3,139.8	3,035.6	104.3	3.4%

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Income before income taxes means income from continuing operations before taxes & equity in earnings.
In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for FY2004 have been reclassified, in relation to operations discontinued during FY2005.

Consolidated total volume of trading transactions increased 9.5% year-on-year to ¥ 8,686.5 billion. Gross trading profit grew 15.8% year-on-year to ¥502.0 billion. Operating profit grew ¥56.8 billion (+65.7% year-on-year) to ¥143.2 billion, supported by the increase in gross trading profit. Income from continuing operations before income taxes and equity in earnings increased ¥39.9 billion (+64.7% year-on-year) to ¥101.5 billion due to increase of operating profit and improvement of other-net, in spite of deterioration of gain/loss on investment securities, and property and equipment.

Net equity in the earnings of affiliated companies improved ¥9.1 billion (+43.9%) to ¥29.7 billion. As a result, net income for the period including loss from discontinued operations (¥ -6.4 billion) grew ¥32.6 billion (+78.9%) to ¥73.8 billion. In addition, "Revenue" as defined under U.S. GAAP was ¥3,139.8 billion, or ¥104.3billion (3.4%) higher than the same period a year previous.

growth in personal consumption, capital expenditures and exports. Personal consumption was supported by a mild increase in wages and improved consumer confidence, while capital expenditures were supported by a growth in renewal demand and a recovery in corporate willingness to invest, while exports were supported by the continued stable expansion in the global economy and a weak yen. Reflecting the strong economic recovery, the stock market was supported overseas fund inflows, and the Nikkei 225 index appreciated nearly 50% in fiscal 2005.

The background of the recovery in corporate and investor confidence toward increased investment as well as the weak yen was the Bank of Japan's indicated intention to maintain historically low policy rates over the long term by maintaining its quantitative easing policy. In the second half of the fiscal year, as the excess supply problem for Japan's economy began to be alleviated and the possibility of an emergence from deflation increased, the Bank of Japan abandoned this policy that had been in place since March 2001 in March 2006, while it has judged the inflationary pressures will be constrained and move to a policy of zero interest rates.

1. Financial Results

Business Environment

In terms of overseas economies for the period under review, following the tightening of monetary policy in the U.S., the global economy somewhat decelerated and settled in a moderate growth path. However, as high growth in the Chinese and Asian economies continued, global demand for energy and basic resources consistently expanded , and sharp rises in prices of primary goods such as crude oil, iron ore and non-ferrous metals continued.

In the U.S., rate hikes aimed at preventing inflation were effective in slowing domestic demand, stabilizing the trend in both the economy and prices. While the current account deficit continued to expand, the Homeland Investment Act (HIA), a provision of the American Jobs Creation Act (AJCA) of 2004 resulted in a repatriation of overseas earnings during the year by U.S. corporations, which led to a slightly stronger U.S. dollar.

In Europe, the economic recovery continued, driven by exports and capital expenditures, and the pace of recovery firmed from the middle of 2005.

In Asia, economic expansion continued centering on China and India. China continued to record high growth supported by strong growth in exports and investment in fixed assets. In addition, as China's foreign currency reserves continued to grow amid increasing demands from developed countries centering on the U.S. that China reform its foreign exchange policy, the Chinese government moved to slightly revalue the Yuan's exchange rate in July 2005, and the Yuan continued to slowly appreciate thereafter. India also recorded high growth driven by strong personal consumption, capital expenditures and exports. Continued mild economic growth was also seen in Hong Kong, Taiwan, South Korea and the ASEAN nations.

Russia and other basic material exporting countries saw sharp rises in exports, which benefited from expanding global demand for primary commodities and sharply rising prices, which fed over into domestic demand and supported strong economic expansion. In Brazil, however, economic activity faltered due to the impact of monetary tightening.
Looking at Japan's economy for the period, a strong expansion continued supported by balanced

investor participation in the market, raise liquidity for the stock and is an effective means of achieving more appropriate stock price formation, the Company currently believes that its stock is sufficiently liquid. It will however continue to comprehensively study the issue from the perspective of market demands, stock price level and the cost of lowering the minimum stock trading unit.

6. Basic Policy Regarding Earnings Appropriation

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, the Company's basic policy is to determine dividend payments by comprehensively taking account of business performance, dividend payout and internal reserve requirements while ensuring a solid and sustainable management base.

For the fiscal year under review, which was the final year of the three-year medium term management plan, 'V' PLAN, the Company originally intended to pay an annual dividend on common shares of ¥6 per share (including an interim dividend of ¥2 and a year-end dividend of ¥4). However, in light of the Group's consolidated net income for the year amounting to ¥73.8 billion, which far exceeded the Group's initial projection, the Company has decided to increase the annual dividend to ¥7 per share (including an interim dividend of ¥2 and a year-end dividend of ¥5) to distribute part of the earnings increase to shareholders.
With regard to the preferred dividend on the First Series Type 1 Preferred Stock, the Company intends to pay an annual dividend of ¥20 yen (including an interim dividend of ¥10 and a year-end dividend of ¥10), as was originally indicated.

For fiscal 2006 which is the first year of the new medium term management plan, "'G' PLAN", the Group has set out a target of achieving consolidated net income of ¥ 100 billion. From the perspective of ensuring a stable flow of dividend payments, the Company intends to leave an annual dividend on common shares for fiscal 2006 unchanged from fiscal 2005 at ¥7 yen per share (including an interim dividend of ¥3.5 and a year-end dividend of ¥3.5).

With regard to the preferred dividend on the First Series Type 1 Preferred Stock, the Company intends to pay an annual dividend of ¥20 (including an interim dividend of ¥10 and year-end dividend of ¥10).

●Iron & Steel Strategies and Coordination

In steel products while market inventories and steel product prices began to consolidate from the spring of 2005 onward, global demand for steel products was still strong, and the market began to stabilize from the second half of the fiscal year under review. Marubeni-Itochu Steel, Inc. recorded good results supported by active business development efforts, mainly in the domestic Japanese, China, Southeast Asia and U.S. markets.

●Business Incubation ※Note

Marubeni is promoting new businesses and business opportunities across many areas including bio and new technologies through investments in and tie-ups with many domestic and foreign companies, including start-up ventures.

In the emissions rights business, Marubeni has established, through collaboration with the respective marketing divisions, the number one position in the volume of emission rights handled among trading companies at a total volume of 10 million tons.

●Domestic Regional Offices and Branches

The Nagoya regional office saw favorable sales of machinery and condominiums, while the Hokkaido regional office saw growth in sales of residential property and raw concrete and the Shizuoka regional office saw growth in chemical product transactions. In order to improve profitability, each domestic branch is promoting tie-ups with the Group's subsidiaries and is working to expand transactions with major regional companies.

●Overseas Subsidiaries and Branches

Among our U.S. subsidiaries, the Helena Chemical Company (which sells agrichemicals and fertilizers) saw expanding revenues, while foodstuff and chemical product transactions were favorable. In addition, the Singapore, Thailand and Hong Kong/South China companies and other major Asian local companies as well as the Australian company recorded growth in transactions of chemical products and metal resources, and business performance as a whole was favorable.

※Note: Included in "corporate and other" for the purpose of operating segment classification in page 2 and 3 of this report.

5. Philosophy and Policy Regarding a Lowering of the Minimum Stock Trading Unit

While Marubeni is aware that a lowering of the minimum stock trading unit will promote further

•Industrial Machinery & Information Business

Orders for industrial machinery were favorable supported by demand for biomass boiler generating equipment for domestic paper manufacturers, textile machines for export to China and Asia, and precision machine tools for the U.S. In information technology, Marubeni made its first sales of UHF frequency IC tag systems to Yodobashi Camera Co., Ltd. which is the first major domestic retailer to introduce it, and received an order for backup fingerprint identification system and radio communication equipment for overseas. The Vectant Group subsidiary also became profitable for the year under review.

•Plant, Power & Infrastructure Projects

In the overseas power generation field, Marubeni won a concession to develop a cogeneration and desalination plant on a BOT basis to supply water, steam and power for a 25 year period from Sumitomo Chemical Co., Ltd. and the Saudi Arabian Oil Company for one of the world's largest integrated oil refining and petrochemical complex. In the infrastructure sector, orders were received for a monorail project from Dubai and an airport railway project from Taiwan, and efforts were made to strengthen the water business with an agreement to acquire Berlinwasser International AG of Germany. In the plant area, orders were received for a pipeline from Indonesia and a cement plant from Saudi Arabia, while a large scale emission rights business is being pursued through a Freon recovery and decomposition project in China.

•Development & Construction

In the domestic condominium sector, sales of city type tower condominiums such as "Grand Suite Nihonbashi Ningyocho" and "Grand Suite Yoyogi" in central Tokyo, as well "The Umeda Tower" and "Renaissa Namba Tower" condominiums in the Kinki region were strong. Overseas, marketing of single units began for "Quilin Garden", which is the third phase of a single unit housing development for Chinese in Shanghai city. In addition, income from real estate transactions with J-REITs and real estate funds continued to contribute to revenues.

•Finance & Logistics Business

In the finance area, Marubeni was able to exit from several corporate investments with MBI funds and synergy funds. In addition, the Company invested in Kanebo Ltd. through an MBI fund in an effort to improve corporate value. In the logistics field, a joint venture distribution company was established with Isewan Terminal Service Co.,Ltd in Guangzhou China and preparations to begin marketing are underway. In the insurance area, the Company and Marubeni Safenet Co., Ltd. worked to expand its marketing base through among others the acquisition of insurance sales rights to Tokyo Stock Exchange first section listed company groups

•Chemicals

In the petroleum products business, olefin and synthetic fiber raw materials saw increasing revenues as their selling prices rose reflecting the rise in raw material naphtha prices that remained high throughout the year. While the vinyl chloride business was affected by increased production in China, demand remained firm, and the business as a whole was buoyant. Electronic materials related revenues increased on expanded transactions with the Beijing Orient Electronics Group, an IT major in China in which Marubeni has an investment, and generally favorable electronic materials transactions.

•Energy

Energy development businesses such as the oil and gas production businesses and the LNG projects in the U.K., U.S., India and Qatar continued to show strength. Moreover, Marubeni is working to further expand its revenue base in this area through new projects such as additional oil and gas concessions acquired in the Gulf of Mexico in the U.S. and participation in an LNG project in Equatorial Guinea. Oil trading operations based in Japan and the U.S. and the LPG import and sales business in China also saw good growth.

• Metals & Mineral Resources

Given the historically high price rises in natural resources, revenues improved. In particular, the Los Pelambres copper mine in Chile is operating at full capacity and production continued to increase at Hail Creek coal mine in Australia, while the completion of a capacity expansion at the Aluminerie Alouette aluminum smelter in Canada made a significant contribution. In the electronic materials field, the joint venture established in Shenzhen China with Toyo Kohan Co., Ltd. and Shenzhen Kaifa Magnetic Recording Co., Ltd. for the production of glass substrates for hard disk drives began full-scale mass production from November of last year.

•Transportation Machinery

In the aircraft sector, Marubeni delivered its first European-made large helicopter to the Defense Ministry, and investment in large aircraft engines continued to expand favorably. In automobiles, the number of units handled in Europe and the U.S. expanded to 87,000, while strong exports of large construction equipment to mainly the Middle East and Asia regions were recorded in the construction equipment sector. In addition, Marubeni acquired an automobile distributor, and invested in a construction equipment sales/finance company as well as an agricultural equipment sales company. In the shipping area, sales were firm with 40 ships sold and contracts concluded for 50 more.

※ For details concerning the new "G" PLAN medium-term management plan, please visit the Marubeni home page.

4. Business Performance by Operating Segment

Specific activities by operating segment for the fiscal year under review are given below.

• Agri-Marine Products

The division is being strengthened throughout the value chain, from upstream, midstream and downstream. Upstream, as a measure to ensure producer supply, a general agreement on trading of soybeans and other grains has been signed with the international grain trader Agrenco Group and Marubeni has invested in port services company Terlogs Terminal Maritimo Ltda, (Brazil) which is a member of the Agrenco Group to expand producer supply of high quality grain. Mid-stream, the Company has initiated a capital tie-up and business agreement with Hasegawa&Co., Ltd., the sixth-ranked confectionary wholesaler, in order to strengthen Marubeni's confectionary distribution base. Downstream, the Company is participating in Daiei Inc. as a business sponsor and is making a firm-wide effort to revitalize the company.

•Textiles

Domestically, a base was established in Fukui for the first time in five years, where value-added apparel and non-apparel products are being developed in this producing area for consumer markets such as Tokyo. Overseas, Marubeni entered the domestic apparel sales business in China through a joint venture that was established with local apparel company Shanghai Morishima Textile Co., Ltd. in Shanghai. In addition, a joint venture with the Qingdao Jifa Group Co., Ltd. was formed in Shandong for knitted cloth and product production, and through the establishment of a production base for knitted underwear, the Company will be promoting further expansion in exports to Japan.

•Forest Products & General Merchandise

In the pulp and paper sector, the transfer of high basic material costs to product prices is finally emerging, as domestic paper manufacturers have successively announced price hikes in paper for printing and IT use, and pulp and chip prices are also on the rise. Production at the Musi Pulp Project that was acquired last October trended favorably. In addition, a fitness machine sales company was acquired in order to strengthen the nursing-care and prevention sector, where high growth is expected. Tire sales were also firm supported by increasing global demand.

fields on the one hand and a further asset replacement on the other, and the target of "under ¥2 trillion" was maintained while earnings power was expanded. As a result of the expanded shareholders' equity due to the build-up of consolidated net income and a conversion of convertible bonds into shares and other factors amidst declining consolidated net interest-bearing debt, the debt/equity ratio at the end of the period improved to2.83x and was significantly above the Plan's target.

3. "'G' PLAN" New Medium-Term Management Plan

As previously explained, all of the numerical targets of the "V"PLAN were significantly exceeded. Going forward, following the establishment of a "solid footing" in both earning base and financial stracture through the achievement of the Plan, the Group will implement a new two-year medium-term management plan called "G" PLAN(※) in order to further accelerate breakthrough growth.

Under "G" PLAN, the Group will seek to build a rock-solid "defense" by further strengthening its management systems, while variety of human resources will at the same time proactively and boldly be challenging business domain expansion and seek to establish an aggressive management style of providing more sophisticated and diversified trading company functions to customers, and effecting aggressive investments in priority fields. Thus the Group will realize continuous growth and further progress.

While maintaining a balance between "offense" and "defense" and executing CSR-focused management, the Group will be working to selectively apply management resources in priority fields (through new investment of ¥500~600 billion over two years), to continue thoroughly implementing portfolio management, to strengthen risk management, to promote human resource utilization and education, to enhance CSR and internal controls, and to leverage overall strengths through lateral collaboration (collaboration between divisions, etc.). The quantitative targets are to limit risk assets to within the size of shareholders' equity, achieve two-year consolidated net income of ¥220 billion, a risk-return of over 10%, a ROA of over 2%, a net debt/equity ratio of 2.0~3.0x, and total assets of approximately ¥5 trillion. By implementing these measures, the Group will aim to become

①a corporate group with "win-win" relationship with customers, providing high quality merchandise, service, and function from the customers' standpoint ;

②a corporate group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation;

③a corporate group with a stable revenue base by expanding prime assets and pursuit of efficiency.

Management Policy

1. Fundamental Management Policy

Marubeni has been promoting its three-year medium term management plan called the "V"PLAN since fiscal 2003. Through a strengthening of portfolio management and an emphasis on thorough risk-return management, the Company has worked to strengthen its earnings base and improve its financial position in order to achieve the stated targets for fiscal 2005 of consolidated net income of ¥50 billion, consolidated net interest-bearing debt of under ¥2 trillion, and a net debt/equity ratio of less than 5.0x. As discussed in the following section (2) "Progress in the "V" PLAN Medium Term Management Plan", all of the numerical targets as originally outlined in the Plan have been achieved in the fiscal year under review which represents the final year of the "V" PLAN.

Based on the recognition that Marubeni's corporate activities are interlinked with the interests of various stakeholders in terms of economic, environmental and social impact they may have, the Company seeks to secure stable and sustainable corporate base by endeavoring to serve the interest of its customers including business partners, shareholders, employees and local communities and thereby gaining their trust as well as by implementing environment conscious management.

Qualitatively, by continuing to promote corporate governance, strengthening CSR and (further) enhancing its internal controls as well as strengthening its compliance system, Marubeni is working to ensure management transparency and maximize corporate value.

For fiscal year under review, the Company sought to raise the level of Corporate Social Responsibility (CSR) awareness among employees and directors by conducting e-learning training sessions regarding the environment and compliance. In addition, an additional contribution of over ¥300 million was provided to the Marubeni Foundation, which has provided ¥100 million a year in funding support for social welfare organizations continuously for past 31 years. In terms of internal controls, two outside directors were elected in the fiscal year in order to strengthen corporate governance, and the Group has been focusing on "ensuring the credibility of financial reporting" since the previous fiscal year, and a two-year preparatory period for documentation of operations and evaluation was completed.

2. Progress in the "'V'PLAN" Medium-Term Management Plan

Firstly, in addition to consolidated net income for the period under review reaching ¥73.8 billion in recording the third consecutive year of historical highs and greatly exceeding Plan targets, net interest-bearing debt at the end of the period was ¥1,876.4billion reflecting new investment in priority consultation, and invests in logistics infrastructure. In the insurance area, it operates insurance intermediary business.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd.
Marubeni International Finance p.l.c.

Affiliated companies: MG Leasing Corporation,
Eastern Sea Leam Chabang Terminal Co., Ltd.

Iron & Steel Strategies and Coordination: This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. and Thai Cold Rolled Steel Sheet. Also, the group provides its customers with high value-added solution services.

Affiliated companies: Marubeni-Itochu Steel Inc.,
Marubeni Construction Material Lease Co., Ltd.
Thai Cold Rolled Steel Sheet Public Co., Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c.,
Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company,
Carlisle Leasing International LLC

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

(*1) Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),

Industrial Machinery & Information Business: This group focuses on domestic and overseas export/import and domestic sales of production equipment, environmental and industrial equipment, textile machinery, personal computers and related products. The division also operates IT related businesses including IP network infrastructure businesses, overseas communication plant, national ID related business, cell phone related businesses, cable TV, BS/CS and other broadcasting businesses, IC tag/RFID business, and ASP/ISP businesses.

Subsidiaries: Marubeni Telecom Co., Ltd. (*1), Marubeni Information Systems Co., Ltd., Marubeni Tekmatex Corporation, Marubeni Solutions Corporation, Marubeni Techno-Systems Corporation, Global Access Ltd.

Affiliated companies: Marubeni Infotec Corporation

Plant, Power & Infrastructure Projects: This group deals with origination and management of projects related to power plants, water and wastewater projects in domestic and overseas markets; delivery and subcontracting of construction works related to infrastructure development such as power plant, railway/airport, potable water treatment and wastewater treatment. Also included in the division are oil, gas, chemical and metal resource development, environmental, steel production and other industrial plant-related equipment trading and total coordination activities, including project development, implementation and administration.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Development Corporation, Marubeni Protechs Corporation, Axia Power Holdings, San Roque Power

Affiliated companies: Kaji Technology Corporation, Uni-Mar Enerji Yatirimlari A.S.

Development and construction: This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust and housing development projects in overseas markets.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd. Shanghai House Property Development

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance and logistics business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and financial product trading, while in the logistics area, it operates forwarding business and logistics related

Subsidiaries: Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd. PT Tanjungenim Lestari Pulp&Paper

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Chemicals: This group handles a wide variety of goods ranging from upstream such as basic chemicals to downstream such as electronic materials and agrochemicals. Focusing on East Asia including China as a priority market, this group is conducting business with a balance between investment and trade. In petrochemical area, this group is also focusing on Middle East and South Asia.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation

Affiliated companies: Dampier Salt Limited, CMK Electronics (WUXI), Shanghai Asahi Electronic Glass Co., Ltd.

Energy: This group focuses on products related to energy such as oil and gas, etc. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation

Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd. Marubeni Aluminium Australia Pty. Ltd., Marubeni Coal Pty. Ltd.

Affiliated companies: Toyo-Memory Technology Sdn. Bhd., Nippon LP Resources

Transportation Machinery: This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction agricultural machinery, and sea transport vessels and other transportation related machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services

Subsidiaries: Marubeni Aerospace Corporation, Koyo Line Ltd., Marubeni Auto & Construction Machinery America, Inc. Royal Maritime Corporation

Affiliated companies: Kubota Europe S.A.

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship and Telecom & Information have been reorganized as Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure. Furthermore, Iron & Steel products, which was formerly included in Corporate & Elimination, has been indicated as an independent operating segment from FY2005

Agri-marine products: This group produces and distributes all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials, foodstuffs for commercial use, fodder and manure, and grain.

Subsidiaries: Marubeni Nisshin Feed Co., Ltd., Pacific Grain Terminal Ltd.
Nacx Nakamura Corporation
Cia. Iguaçu de Café Solúvel, Columbia Grain International.

Affiliated companies: Toyo Sugar Refining Co., Ltd., The Nisshin OilliO Group, Ltd.
Yamaboshiya Co., Ltd., The Maruetsu, Inc., Tobu Store Co., Ltd

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services both domestically and internationally.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd,
Marubeni Textile Asia Ltd.

Affiliated companies: Fabricant Co., Ltd., Erawan Textile Co., Ltd.

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

For reference:

Formulas for FY2005 consolidated earnings indicators

- Basic Earning Per Share

$$\frac{\text{Net income} - \text{FY2005 corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Average number of shares of common stock for the term *1}}$$

- Diluted EPS

$$\frac{\text{Net income} - \text{FY2005 corresponding amount of dividends for preferred shares resulting from appropriation of profits} + \text{adjusted net income *2}}{\text{Average number of shares of common stock for the term *1} + \text{Number of latent shares}}$$

- Shareholders' Equity per share

$$\frac{\text{Term-end shareholders' equity} - \text{sum of capital and additional paid-in capital relating to preferred shares} - \text{FY2005 corresponding amount of dividends for preferred shares resulting from appropriation of profits}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

Formulas for FY2006 earnings forecast indicators

- Forecasted EPS

$$\frac{\text{Forecasted net income} - \text{forecasted total preferred share dividends}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

*1) Excluding treasury stock and shares held by the subsidiaries and the affiliated companies

*2) Amount of interest paid during the term in relation to convertible bonds less assumed amount of equivalent tax imposed on that amount + FY2005 corresponding amount of dividends for preferred shares resulting from appropriation of profits

April 26, 2006

Summary of Consolidated Financial Statements for FY2005 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Adoption of US GAAP : YES

1. Consolidated financial results for FY2005 (April 1, 2005 - March 31, 2006)

(1)Consolidated business results

	Total volume of trading transactions		Operating profit		Income before income taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2005	8,686,532	9.5	143,248	65.7	101,453	64.7
FY2004	7,936,348	0.4	86,461	8.9	61,590	2.4

	Net income		Earnings per Share	Diluted EPS	Net Income/ Shareholders' Equity	Income before taxes & equity in earnings/ total assets	Income before taxes & equity in earnings/ total colume of trading transactions
	(millions of yen)	(%)		(yen)	(%)	(%)	(%)
FY2005	73,801	78.9	48.34	40.46	13.3	2.3	1.2
FY2004	41,247	19.3	26.61	22.31	9.9	1.5	0.8

(Note) [1] Equity in earnings-net FY2005 29,747million yen FY2004 20,672million yen
[2] Average number of outstanding shares for the term (Consolidated basis) FY2005 (Common Stock) 1,495,360,142 Class I preferred shares 75,500,000
FY2004 (Common Stock) 1,493,231,438 Class I preferred shares 75,500,000
[3] Any changes of accounting method? No
[4] The ratio of Total volume of trading transactions, operating profit, Income before income taxes and equity in earnings, and Net income represents the changes from the previous same period.
[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.
[6] In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for FY2004 have been reclassified, in relation to operations discontinued during FY2005.
[7] Income before income taxes and equity in earnings represents the one from continuing opereations.

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2006	4,587,072	663,787	14.5	365.14
March 31, 2005	4,208,037	443,152	10.5	245.27

(Note) Number of outstanding shares as of end of the term FY2005 (Common Stock) 1,607,218,514 Class I preferred shares 75,500,000
FY2004 (Common Stock) 1,493,166,616 Class I preferred shares 75,500,000

(3) Consolidated cash flow

	Cash flow from operation activity	Cash flow from investing activity	Cash flow from financing activity	Cash and cash equivalents at the end of the term
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
March 31, 2006	133,408	-193,781	-46,037	368,936
March 31, 2005	173,824	46,043	-238,057	459,194

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 388 Affiliated Company 167

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 45 (Excluded) 26 Affiliated Company (Newly included) 27 (Excluded) 16

2.Forecast of consolidated financial results for FY2006(April 1,2006-March 31,2007)

(millions of yen)

	Total volume of trading transactions	Net income
For the year ending March 31,2007	9,300,000	100,000

(Reference)Forecasted EPS for the year ending March 31,2007 61.28 (yen)
(Note)The above forecast is based upon available information and assumptions, as of the announcement date,about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.
Assumption of the above forecast are mentioned in page24 .

Summary of Consolidated Financial Results

For FY2005

(April 1, 2005 - March 31, 2006)

**This document is an English translation of a statement written initially in Japanese.*

The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

facilities, pollution remediation expenses and legal fees in response to litigation by local residents. In addition, the Group's social reputation could be damaged. An environmental management system was introduced in fiscal 1999 to cope with such environmental risks, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risk. This notwithstanding, there is no guarantee that potential environmental burdens can be completely avoided.

⑮Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of the Company and its subsidiaries. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, earthquake countermeasures and fire prevention drills, as the potential for damages from natural disasters cannot be completely mitigated, there is no guarantee that such disasters will not have a material negative impact on the Group's earnings.

⑯ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

(2) Risk Management

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risk (measurable risk) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risk that is not readily amenable to quantitative analysis such as compliance risk (i.e., risk that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is no assurance that all risks can be managed because of the existence of the possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group.

(3) The Medium-term Management Plan

Following the completion of the prior management plan, "V" PLAN and the accomplishment of a "solid footing" in terms of earnings base and financial position, the Company and its consolidated subsidiaries' inaugurated the Group's two-year new medium-term management plan, the "G" PLAN in April 2006. in order to further accelerate breakthrough growth. The numerical targets of the Plan are to achieve two-year consolidated net income of ¥220 billion, a risk-return of over 10%, a ROA of over 2%, a net debt/equity ratio of 2.0~3.0x, and total assets of approximately ¥5 trillion. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Uncertainty Regarding Financial Condition and Changes in Operating Results

In the past, the following were among the factors that have caused the performance and financial condition of the Group to fluctuate: gains and losses on the sale of real estate and devaluation losses pertaining to real estate; realized gains and losses and devaluation losses associated with marketable and investment securities; allowances for doubtful account; and losses stemming from the realignment of Marubeni Group companies. To improve its financial position, the Group has taken steps to shrink total assets and net interest-bearing debt, reduce or establish allowances for underperforming and unprofitable assets, pare down expenses, shift management resources to high growth fields, and minimize exposure from high-risk assets. While the Group is confident that substantial progress has been made in enhancing their financial position, the Company cannot guarantee that greater losses will not be posted in the future.

(5)Significant Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-ended, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, management makes what it believes to be a reasonable inference of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty, and actual results could differ from those estimates.

Management considers those estimates and assumptions are reasonable, however, in case there are unexpected changes, they will have a material impact on the Company's consolidated financial statements.

4. Financial Prospects for the Fiscal Year Ending March 31, 2007

Financial prospects for the year ending March 31, 2007, is as follows:

(billions of yen)

	Forecast FY2006	Result FY2005
Total volume of trading transactions	9,300	8,686.5
Net income	100	73.8

Major assumptions:

Foreign exchange rate: US$1 = 115yen

JPY TIBOR: 0.2% USD LIBOR: 5.0%

Consolidated Statements of Income

(Year Ended March 31, 2006 and 2005)

	Millions of yen			
	Year ended March 31			
	2006	2005	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥ **2,949,058**	¥ 2,874,455	¥ 74,603	2.6%
Commissions on services and trading margins	**190,787**	161,108	29,679	18.4%
Total	**3,139,845**	3,035,563	104,282	3.4%
Cost of revenues from trading and other activities	**-2,637,821**	-2,602,168	-35,653	1.4%
Gross trading profit	**502,024**	433,395	68,629	15.8%
Expenses and other:				
Selling, general and administrative expenses	**-350,261**	-339,183	-11,078	3.3%
Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund	-	-1,453	1,453	-
Provision for doubtful accounts	**-8,515**	-6,298	-2,217	35.2%
Interest income	**23,095**	23,445	-350	-1.5%
Interest expense	**-47,212**	-43,244	-3,968	9.2%
Dividends received	**12,065**	8,989	3,076	34.2%
Impairment loss on investment securities	**-17,895**	-7,438	-10,457	140.6%
Gain (loss) on sales of investment securities	**14,477**	36,147	-21,670	-59.9%
Gain (loss) on property and equipment	**-21,292**	-6,288	-15,004	238.6%
Other – net	**-5,033**	-36,482	31,449	-
Total	**-400,571**	-371,805	-28,766	7.7%
Income (loss) from continuing operations before income taxes and equity in earnings (losses) of affiliated companies	**101,453**	61,590	39,863	64.7%
Provision for income taxes	**-45,608**	-36,725	-8,883	24.2%
Income (loss) from continuing operations before equity in earnings (losses) of affiliated companies	**55,845**	24,865	30,980	124.6%
Minority interests in consolidated subsidiaries	**-5,427**	-1,440	-3,987	276.9%
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**29,747**	20,672	9,075	43.9%
Net income (loss) from continuing operations	**80,165**	44,097	36,068	81.8%
Loss from Discontinued Operations (after income tax)	**-6,364**	-2,850	-3,514	123.3%
Net Income	¥ **73,801**	¥ 41,247	¥ 32,554	78.9%
Dividend for preferred shares	**1,510**	1,510	-	-
Net income available for shareholders	**72,291**	39,737	32,554	81.9%
Basic earnings per share *(yen)*	**48.34**	26.61	21.73	81.7%
Diluted earnings per share *(yen)*	**40.46**	22.31	18.15	81.4%
Total volume of trading transactions (Based on Japanese accounting practice)	**8,686,532**	7,936,348	750,184	9.5%
Operating profit (Based on Japanese accounting practice)	**143,248**	86,461	56,787	65.7%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19

(Note 2) Loss from transfer of the substitutional portion of Japanese Welfare Pension Fund for FY2004 is the net amount of the settlement loss on the transfer o the benefit obligation related to the substitutional portion of -14,858 million yen (including the extinguishment of the obligation fo anticipated future salary increases of 1,064 million yen), and the subsidy of 13,405 million yen, which is a difference between the obligatio settled and the assets transferred to the government

(Note 3) In accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets", some of the figures for th FY2004 have been reclassified, in relation to operations discontinued during FY2005

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31 2006	March 31 2005	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	¥ **368,936**	¥ 459,194	¥ **-90,258**
Time deposits	**21,674**	3,256	**18,418**
Investment securities	**20,989**	32,946	**-11,957**
Notes and accounts receivable - trade:			
Notes receivable	**90,973**	101,298	**-10,325**
Accounts receivable	**896,781**	783,001	**113,780**
Due from affiliated companies	**79,553**	94,453	**-14,900**
Allowance for doubtful accounts	**-17,910**	-24,620	**6,710**
Inventories	**395,599**	376,480	**19,119**
Advance payments to suppliers	**109,330**	83,529	**25,801**
Deferred income taxes	**32,048**	43,483	**-11,435**
Prepaid expenses and other current assets	**170,644**	140,332	**30,312**
Total current assets	**2,168,617**	2,093,352	**75,265**
Investments and long-term receivables:			
Affiliated companies	**314,261**	325,380	**-11,119**
Securities and other investments	**615,361**	483,928	**131,433**
Notes, loans and accounts receivable - trade	**214,763**	270,792	**-56,029**
Allowance for doubtful accounts	**-81,964**	-84,696	**2,732**
Property leased to others, at cost, less accumulated depreciation	**231,747**	248,338	**-16,591**
Total investments and long-term receivables	**1,294,168**	1,243,742	**50,426**
Net property and equipment	**780,809**	532,306	**248,503**
Prepaid pension cost	**83,746**	84,709	**-963**
Deferred income taxes	**52,364**	89,284	**-36,920**
Intangible fixed assets	**89,325**	35,548	**53,777**
Goodwill	**27,936**	27,509	**427**
Other assets	**90,107**	101,587	**-11,480**
Total assets	¥ **4,587,072**	¥ 4,208,037	¥ **379,035**

(Note 1)These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31 2006	March 31 2005	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ **368,491**	¥ 344,597	¥ **23,894**
Current portion of long-term debt	**219,650**	314,501	**-94,851**
Notes and accounts payable-trade			
Notes and acceptances payable	**186,741**	207,663	**-20,922**
Accounts payable	**715,370**	650,387	**64,983**
Due to affiliated companies	**46,432**	44,817	**1,615**
Advance payments received from customers	**97,673**	80,502	**17,171**
Income taxes	**16,220**	13,541	**2,679**
Deferred income taxes	**3,310**	3,849	**-539**
Accrued expenses and other current liabilities	**307,342**	222,721	**84,621**
Total current liabilities	**1,961,229**	1,882,578	**78,651**
Long-term debt, less current portion	**1,879,739**	1,813,722	**66,017**
Employees' retirement benefits	**9,129**	9,319	**-190**
Deferred income taxes	**26,189**	18,851	**7,338**
Minority interests in consolidated subsidiaries	**46,999**	40,415	**6,584**
Shareholders' equity:			
Paid-in capital	**262,686**	231,789	**30,897**
Additional paid-in capital	**155,903**	125,436	**30,467**
Retained earnings (losses)	**193,772**	131,195	**62,577**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**109,035**	46,661	**62,374**
Currency translation adjustments, net of reclassification	**-53,450**	-89,586	**36,136**
Net unrealized losses on derivatives	**-2,116**	-1,554	**-562**
Minimum pension liability adjustment	**-1,717**	-647	**-1,070**
Cost of common stock in treasury	**-326**	-142	**-184**
Total shareholders' equity	**663,787**	443,152	**220,635**
Total liabilities and shareholders' equity	¥ **4,587,072**	¥ 4,208,037	¥ **379,035**

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	March 31 2006		March 31 2005		Variance	
Common stock:						
Balance at beginning of year	**231,789**		231,789		-	
Issuance of common stock from conversion of convertible bonds	**30,897**		-		30,897	
Balance at end of year	**262,686**		231,789		30,897	
Capital surplus:						
Balance at beginning of year	**125,436**		125,430		6	
Gains from disposition of treasury stock	**22**		6		16	
Issuance of common stock from Conversion of Convertible bonds	**30,445**		-		30,445	
Balance at end of year	**155,903**		125,436		30,467	
Retained earnings (losses):						
Balance at beginning of year	**131,195**		94,870		36,325	
Net income (loss)	**73,801**	**73,801**	41,247	41,247	32,554	32,554
Cash dividend	**-11,224**		-4,922		-6,302	
Balance at end of year	**193,772**		131,195		62,577	
Accumulated other comprehensive Income(loss):						
Balance at beginning of year	**-45,126**		- 59,025		13,899	
Net Unrealized (losses) gains on investment securities		**62,374**		11,734		50,640
Foreign Currency translation adjustments		**36,136**		- 1,659		37,795
Net unrealized (losses)gains on derivatives		**-562**		3,859		-4,421
Minimum pension liability adjustment		**-1,070**		- 35		-1,035
Other comprehensive income (loss), net of tax	**96,878**	**96,878**	13,899	13,899	82,979	82,979
Comprehensive income (loss)		**170,679**		55,146		115,533
Balance at end of year	**51,752**		- 45,126		96,878	
Cost of common stock in treasury:						
Balance at beginning of year	**-142**		- 82		-60	
Treasury stock sold (repurchased)	**-184**		- 60		-124	
Balance at end of year	**-326**		- 142		-184	

*These financial statements are based on US GAAP.

Consolidated Statements of Cash Flows

	Millions of yen		
	Year ended March 31		
	2006	2005	Variance
Operating activities			
Net income (loss)	73,801	41,247	32,554
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	72,684	64,358	8,326
Provision for doubtful accounts	8,515	6,298	2,217
Equity in (earnings) losses of affiliated companies- net	-13,262	-13,049	-213
(Gain) loss on investment securities	3,418	-28,709	32,127
(Gain) loss on property and equipment	21,292	6,288	15,004
Deferred income taxes	10,955	9,393	1,562
Loss from Discontinued Operations (after income tax)	6,364	2,850	3,514
Changes in operating assets and liabilities:			
Notes and accounts receivable	-45,810	-4,080	-41,730
Inventories	452	17,561	-17,109
Notes, acceptances and accounts payable	31,670	33,201	-1,531
Other	-36,671	38,466	-75,137
Net cash provided by operating activities	133,408	173,824	-40,416
Investing activities			
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	-30,567	27,250	-57,817
Proceeds from sales /expenditure for purchases of property and equipment	-197,007	-44,475	-152,532
Collection of loans receivable and loans made to customers	33,793	63,268	-29,475
Net cash provided (used) by investing activities	-193,781	46,043	-239,824
Free Cash Flows	-60,373	219,867	-280,240
Financing activities			
Net decrease (increase) in short-term loans	5,348	-119,698	125,046
Proceeds from/payment of long-term debt	-40,250	-110,252	70,002
Cash dividend	-11,224	-4,922	-6,302
(Purchase) sale of treasury stock	-168	-54	-114
Other	257	-3,131	3,388
Net cash used (provided) in financing activities	-46,037	-238,057	192,020
Effect of exchange rate changes on cash and cash equivalents	16,152	-1,347	17,499
Net increase (decrease) in cash and cash equivalents	-90,258	-19,537	-70,721
Cash and cash equivalents at beginning of period	459,194	478,731	-19,537
Cash and cash equivalents at end of period	368,936	459,194	-90,258

(Note 1) These financial statements are based on US GAAP.

(Note 2) Some of the figures for FY2004 have been reclassified, in relation to operations discontinued during FY2005.

(Note 3) Some of the figures for FY2004 have been restated due to the change of display method from gross base to net base.

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	March 31, 2006	March 31, 2005	Variance
Subsidiaries	388	369	19
Affiliated companies	167	156	11
Total	555	525	30

(2) Major Group Firms

Subsidiaries

Overseas 241	Marubeni America Corporation Marubeni Europe p.l.c. Axia Power Holdings, B.V. Marubeni International Finance p.l.c. PT Tanjungenim Lestari Pulp & Paper
Domestic 147	Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 118	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 49	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Marubeni Construction Material Lease Co., Ltd Marubeni Infotec Corporation

(3) Changes

Subsidiaries

Newly included 45	Marubeni Retail Investment Corporation Marubeni Power Development Co. Marubeni Offshore Production(USA) Inc Others--- 42companies
Excluded	26 companies

Affiliated companies

Newly included 27	Tobu Store Co., Ltd. Gamgwon Wind Power Co., Ltd. Others--- 25 companies
Excluded	16 companies

2. Matters Concerning Accounting Standards

(1) Standards for the preparation of consolidated financial statements

The consolidated financial statements of the Company are prepared in compliance with accounting standards generally acknowledged as fair and appropriate in the United States.

(2) Cash and cash equivalents

Cash and cash equivalents include time deposits, the original date of maturity of which will fall within three months, as well as securities with a repurchase agreement.

(3) Valuation method and standards of inventory

Inventory is valued based on the moving average method or at either the lower of cost or market value based on the individual method.

(4) Valuation method and standards of securities:

The No. 115 SFAS of the Financial Accounting Standards Board of the United States which is titled the "Accounting for Certain Investments in Debt and Equity Securities" are applied.

Securities to be held to maturity: Amortized cost method

Salable securities: The market price method based on a market price on a closing date (the total amount of valuation gains or losses is processed through direct entry in capital, and the cost of sales is calculated based on the moving average method.)

(5) Depreciation/amortization method for fixed assets

Depreciation method for tangible fixed assets:

The declining balance method or the straight line method (mainly for buildings) is applied. The depreciable life is generally set at 2 to 50 years.

Amortization method for intangible fixed assets:

The straight line method (however, intangible fixed assets for which a useful life cannot be decided are not amortized, and an asset impairment test is conducted for them at least once a year in compliance with the No. 142 SFAS "Goodwill and Other Intangible Assets.")

Asset impairment of long-term assets:

With respect to long-term assets such as tangible fixed assets and intangible fixed assets to be amortized, when book value cannot be collected, or there is a change in the situation, we investigated asset impairment in compliance with the No. 144 SFAS "Accounting for the Impairment or Disposal of Long-Lived Assets." If a book value is larger than the estimated amount of future cash flows, we recognized asset impairment for an amount by which the book value exceeds a fair market value.

(6) Standards for setting up reserves

Bad debt reserve: To prepare for bad debt losses arising from trade account receivables and loans, we booked the expected uncollectible amount for general receivables based on an actual bad debt ratio, and for specified receivables such as receivables and loans likely to become bad debt by examining the possibility of collection individually.

Retirement benefit reserve: To prepare for retirement benefits for employees, a retirement benefit reserve is booked based on the fair value of the retirement benefit liability and pension assets at the end of this term in compliance with the No. 87 SFAS "Employer's Accounting for Pensions." The amount by which retirement benefit reserve is lower than the difference between cumulative benefit liability (the liability obtained by deducting the amount of future salary increase from the retirement benefit liability) and the fair market value of pension assets is additionally booked as the minimum pension liability adjustment.

Unrecognized past service liability is amortized using the straight line method based on the average remaining number of years of service of employees. A portion of unrecognized net actuarial loss that exceeds a corridor (10% of the retirement benefit liability or the fair market value of pension assets, whichever is larger) is amortized using the straight line method based on the average remaining number of years of service of employees as of the time the loss is incurred.

(7) Consumption tax, etc, is processed on a tax-exclusive basis.

(8) Goodwill

Goodwill is not amortized, and an asset impairment test is conducted for goodwill at least once a year in compliance with the No. 142 SFAS "Goodwill and Other Intangible Assets."

(9) Discontinued business

Based on the No. 144 SFAS "Accounting for the Impairment or Disposal of Long-Lived Assets.", the amount of losses incurred by businesses to be discontinued such as businesses to be disposed of or sold is separately indicated, after taking the tax effect into account, as a "Loss on Discontinued Business (after corporation tax, etc.)" in the consolidated income statement. In addition, for the businesses that are to be discontinued in FY2005, some of the figures for FY2004 are reclassified in the consolidated income statement and consolidated cash flow statement.

Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	Year ended March 31			
	2006		2005	
Numerator:				
Net income (loss)	¥	**73,801**	¥	**41,247**
Amount which does not belong to ordinary shares – dividend for preferred shares		**- 1,510**		-1,510
Net income available for common shareholders – Numerator for basic earnings (loss) per share		**72,291**		39,737
Effect of dilutive securities:				
Convertible debentures		**168**		323
Dividend for preferred shares		**1,510**		1,510
Numerator for diluted earnings (loss) per share	¥	**73,969**	¥	41,570
Denominator:	Number of shares			
Denominator for basic earnings (loss) per share		**1,495,360,142**		**1,493,231,438**
Effect of dilutive securities:				
Convertible debentures		**117,229,592**		119,666,048
Preferred shares		**215,714,286**		250,000,000
Denominator for diluted earnings per share		**1,828,304,020**		1,862,897,486
	Yen			
Basic earnings per share	¥	**48.34**	¥	26.61
Diluted earnings per share	¥	**40.46**	¥	22.31

Dividend for Class I Preferred Shares issued in December 2003 is excluded from Net income for FY2004, and FY2005.

The convertible debenture #8 issued in November 1996 has dilution effect for FY2004 and FY2005, and Class I Preferred Stock issued in December 2003, in like wise.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Segment Information (FY 2005)

◆ *FY2005 (April 1, 2005-March 31, 2006)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
· Total volume of trading transactions					
Outside customers	968,325	354,370	773,076	746,345	2,188,478
Internal transaction	22,485	3,817	35,133	35,671	3,194
total	990,810	358,187	808,209	782,016	2,191,672
Gross trading profit	69,323	26,366	48,109	29,605	71,478
Operating profit (loss)	12,066	3,913	16,627	6,993	45,076
Segment net income (loss)	5,790	-1,622	359	3,738	26,654
Segment assets (as of March 31,2006)	433,782	130,461	519,785	181,919	603,758

	Metals & Mineral Resources	Transportation Machinery	Industrial Machinery & Information Business	Plant, Power & Infrastructure Projects	Development & Construction
· Total volume of trading transactions					
Outside customers	686,579	764,411	375,148	676,935	162,838
Internal transaction	45,412	52,729	15,816	575	447
total	731,991	817,140	390,964	677,510	163,285
Gross trading profit	24,392	56,214	39,144	30,680	27,643
Operating profit (loss)	15,167	18,204	1,546	5,218	11,878
Segment net income (loss)	16,137	9,939	888	5,477	1,119
Segment assets (as of March 31,2006)	265,141	310,599	191,990	582,783	299,669

	Finance & Logistics Business	Iron & Steel Products	domestic branches & offices	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
· Total volume of trading transactions						
Outside customers	18,667	869	133,168	834,944	2,379	8,686,532
Internal transaction	7,101	33	16,191	313,875	-552,479	-
total	25,768	902	149,359	1,148,819	-550,100	8,686,532
Gross trading profit	7,064	902	5,328	79,934	-14,158	502,024
Operating profit (loss)	-134	126	828	14,095	-8,355	143,248
Segment net income (loss)	3,971	17,040	653	4,012	-20,354	73,801
Segment assets (as of March 31,2006)	97,031	86,075	56,516	449,213	378,350	4,587,072

◆ *FY2004 (April 1, 2004-March 31, 2005)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
· Total volume of trading transactions					
Outside customers	961,434	352,094	752,093	638,752	1,772,710
Internal transaction	18,421	3,217	40,284	28,721	1,241
total	979,855	355,311	792,377	667,473	1,773,951
Gross trading profit	71,312	25,174	46,612	26,857	42,132
Operating profit (loss)	9,515	5,154	13,857	5,095	23,648
Segment net income (loss)	1,169	2,612	7,520	4,513	15,888
Segment assets (as of March 31,2006)	398,517	119,807	317,678	167,157	390,939

	Metals & Mineral Resources	Transportation Machinery	Industrial Machinery & Information Business	Plant, Power & Infrastructure Projects	Development & Construction
· Total volume of trading transactions					
Outside customers	579,913	658,535	446,512	665,947	196,330
Internal transaction	29,361	41,404	8,975	514	514
total	609,274	699,939	455,487	666,461	196,844
Gross trading profit	15,709	51,673	36,714	28,313	27,530
Operating profit (loss)	7,965	14,479	-3,297	-505	9,121
Segment net income (loss)	9,813	9,185	-14,827	-12,027	-11,362
Segment assets (as of March 31,2006)	195,110	290,782	228,563	643,435	317,692

	Finance & Logistics Business	Iron & Steel Products	domestic branches & offices	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
· Total volume of trading transactions						
Outside customers	16,951	1,152	126,492	768,864	-1,431	7,936,348
Internal transaction	4,362	35	15,500	301,348	-493,897	-
total	21,313	1,187	141,992	1,070,212	-495,328	7,936,348
Gross trading profit	5,785	1,187	4,898	76,517	-27,018	433,395
Operating profit (loss)	-518	537	1,210	13,392	-13,192	86,461
Segment net income (loss)	4,047	11,534	-493	6,187	7,488	41,247
Segment assets (as of March 31,2006)	128,760	64,368	52,844	435,506	456,879	4,208,037

(Note 1) The profit and loss by segment are booked in accordance with the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in Corporate and elimination. The consolidated Total volume of trading transactions and operating profit (loss) are presented in accordance with Japanese accounting customs and practice for Japanese investors' convenience.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 3) Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship and Telecom & Information have been reorganized as Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure. Furthermore, Iron & Steel products, which was formerly included in Corporate & Elimination, has been indicated as an independent operating segment from FY2005 due to significance of its business. Accordingly, the above segment information has been restated.

(Note 4) In accordance with SFAS No.144, some of the total consolidated figures for the previous fiscal year have been reclassified. Reclassifications to "loss in relation to discontinued operations (after accounting for tax effect)"are included in "corporate and eliminations".

(Note 3) **Total volume of trading transactions, gross trading profit** and operating conditions for each operating segment were as follows.

Agri-marine Products transactions rose ¥11.0 billion (1.1%) from the previous year centering on sugar as a foodstuff. Gross trading profit declined ¥2.0 billion (2.8%) due partly to the conversion of subsidiaries into affiliated companies.

Textile transactions increased ¥2.9 billion (0.8%) from the previous year owing to a rise in apparel product transactions and the inclusion of new subsidiaries in consolidation. Gross trading profit rose ¥1.2 billion (4.7%) reflecting an increase in profits owing to apparel products and the consolidation of new subsidiaries, as well as the effect of the depreciation of the yen in the export of raw materials.

Forest Products and General Merchandise transactions increased ¥15.8 billion (2.0%) from the previous year owing to the MUSI Pulp Project. Gross trading profit also rose ¥1.5 billion (3.2%) due to the MUSI Pulp Project despite a decline because of the withdrawal from the leisure business.

Chemicals transactions rose ¥114.5 billion (17.2%) from the previous year reflecting a rise in transactions of basic chemical products, electronic materials and synthetic resin. Gross trading profit increased ¥2.7 billion (10.2%) reflecting the increased transactions.

Energy transactions rose ¥417.7 billion (23.5%) from the previous year due to an increase in petroleum-related transactions. Gross trading profit increased ¥29.3 billion (69.7%) reflecting to an increase in the profits from the petroleum-related transactions and concessions in natural resource fields.

Metals and Mineral Resources transactions increased ¥122.7 billion (20.1%) from the previous year due mainly to an increase in the price of coal, iron ore and copper. Gross trading profit rose ¥8.7 billion (55.3%), reflecting the increased transactions.

Transportation Machinery transactions rose ¥117.2 billion (16.7%) from the previous year owing to an increase in transactions related to vessels, construction & agricultural machineries and automobiles. Gross trading profit increased ¥4.5 billion (8.8%) due to the transactions related to automobiles, vessels, construction & agricultural machineries and civilian aircraft.

Segment Information (continued)

Industrial Machinery & Information Business transactions declined ¥64.5 billion (14.2%) from the previous year reflecting the change in computer companies into affiliated companies through mergers. However, gross trading profit rose ¥2.4 billion (6.6%) because an increase in the profits from information related companies offset the effect of a decline in volume of transactions.

Plant, Power & Infrastructure Project transactions increased ¥11.0 billion (1.7%) from the previous year due mainly to a rise in transactions of electric power companies. Gross trading profit rose ¥2.4 billion (8.4%) reflecting the increased volume of transactions.

Development and Construction transactions decreased ¥33.6 billion (17.0%) from the previous year due to a decline in real estate funds transactions and the sale of domestic subsidiaries. Gross trading profit rose ¥0.1 billion (0.4%) because of a decline in profits due to the sale of domestic subsidiaries, despite an increase in profit from domestic condominium and real estate funds businesses.

Finance and Logistics Business transactions rose ¥4.5 billion (20.9%) from the previous year due to an increase in logistics-related transactions. Gross trading profit rose ¥1.3 billion (22.1%) reflecting the increased volume of transactions.

Iron & Steel Strategies and Coordination transactions declined ¥0.3 billion (24.0%) from the previous year. Gross trading profit decreased ¥0.3 billion (24.0%). Marubeni-Itochu Steel Inc. achieved favorable results owing to success in aggressive business development centering in Japan, China, Southeast Asia and the United States.

Domestic Branches and Offices transactions rose ¥7.4 billion (5.2%) from the previous year reflecting to an increase in the sale of machines and energy transactions despite a decline in total volume of transactions that was caused by the transfer of the commercial rights to trade raw materials for steel to an affiliated company. Gross trading profit increased ¥0.4 billion (8.8%) due to brisk transactions of condominiums.

Overseas Corporate Subsidiaries and Branches transactions increased ¥78.6 billion (7.3%) from the previous year due mainly to a rise in the sales of automobiles, construction machineries and agricultural chemicals businesses in the United States. Gross trading profit rose ¥3.4 billion (4.5%) mainly because of an increase in profits from agricultural chemicals-related business in the United States.

Segment Information (FY 2005)

◆ *FY2005 (April 1, 2005-March 31, 2006)*

Millions of yen

	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions							
Outside customers	6,646,116	914,247	420,351	491,577	214,241	-	8,686,532
Internal transaction	1,790,264	247,413	22,282	173,933	10,015	-2,243,907	-
total	8,436,380	1,161,660	442,633	665,510	224,256	-2,243,907	8,686,532
Segment operating profit(loss)	52,502	31,626	18,782	31,833	10,796	-2,291	143,248
Segment assets	2,048,882	536,835	205,461	443,796	98,118	-171,676	3,161,416
Other assets							1,425,656
Total assets							4,587,072

◆ *FY2004 (April 1, 2004-March 31, 2005)*

	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions							
Outside customers	6,090,331	810,843	378,437	466,151	190,586	-	7,936,348
Internal transaction	1,668,780	214,253	28,588	179,746	5,221	-2,096,588	-
total	7,759,111	1,025,096	407,025	645,897	195,807	-2,096,588	7,936,348
Segment operating profit(loss)	34,727	13,796	12,085	17,099	9,701	-947	86,461
Segment assets	1,972,332	332,063	207,351	302,498	70,021	-126,738	2,757,527
Other assets							1,450,510
Total assets							4,208,037

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:.

1. North America ······USA, Canada
2. Europe ············UK, Belgium
3. Asia, Oceania ·······Singapore, China
4. Other ·············Central and South America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposit marketable securities, and investment securities.

Internal transactions are generally priced in accordance with the prevailing market prices.

(Note 4) For Japanese investors' convenience, Total volume of trading transactions and Segment operating profit(loss) are shown according to Japanese accounting practice.

(Note 5) In accordance with SFAS144, some of the figures for FY2004 have been reclassified, in relation to operations discontinued during FY2005.

(Note 6) Subsidiaries companies of Bermuda registry, formaly included in Other, have been indicated in category of Japan from FY2005 due to significance of its business.

Accordingly, the above segment information has been reclassified.

Acquisition of working interests in the Gulf of Mexico ('GOM', hereinafter) oil and gas fields from Pioneer

Marubeni Corporation

Feb,24,2006

Marubeni hereby announces an agreement with Pioneer Natural Resources Company ('Pioneer', hereinafter), one of the large listed US independent oil and gas companies, to acquire working interests in multiple oil and gas assets in the GOM, including several producing and developing fields and various exploration blocks. The purchase and sales agreement was executed between our 100% subsidiary, Marubeni Offshore Production (USA) Inc. and Pioneer's 100% subsidiary, Pioneer Natural Resources USA Inc. in Dallas,Texas, USA on [February 23, 2006.]

This transaction is scheduled to be completed by the end of March, at the earliest, after fulfilling several customary conditions precedent, such as confirmation of exercise/non-exercise of the preferential rights to purchase by the existing Joint Venture partners for each field and approvals from administrative agencies. The final purchase price shall be determined after fulfillment of all conditions precedent with possible reduction by the amount of the allocated purchase price to any asset for which preferential rights have been exercised. If we acquire all assets, the purchase price at the economic effective date of January 1, 2006 is USD1.3 billion. After adjusting for interim period cash flow received by Pioneer from the GOM production, which is estimated to be approximately USD0.15 billion, the final cash settlement amount to Pioneer at closing is expected to be approximately USD1.15 billion, equivalent to approximately JPY136 billion at the exchange rate of USD1 = JPY118.

Marubeni will acquire 97 leased blocks, including 6 main producing and developing fields. The leases cover a broad area, approximately 900km from east to west in US GOM. The current net production rate is over 30,000 BOEPD in total oil and gas. In addition, we intend to progress several future development projects and selectively participate in promising exploration prospects. We are confident that through this acquisition we will obtain high quality assets with a sufficiently higher ROI than our internal hurdle rate.

We, Marubeni, rank upstream investment in E&P business as one of our core business lines and are focused on acquiring good quality assets. We hold working interests in oil and gas fields in UK North Sea, India, Qatar and the US GOM with current production of approximately 50,000 BOEPD. Including additional production through the acquisition from Pioneer, our production rate will increase to approximately 80,000 BOEPD. In addition, we have interests in LNG projects in Qatar and Equatorial Guinea, and we are one of main shareholders in a Japanese joint venture company for the Sakhalin 1 Project. We shall continue to pursue E&P assets at all stages of exploration/development/production in the Middle East, Africa and Latin America as well as our existing core areas aforementioned.

[Outline of Pioneer Natural Resources Company]

Large independent oil and gas company headquartered in Dallas, Texas US. It holds assets in the United States, Canada and Africa.

Enployees : 1,694

Revenue : USD2,373Mil

Net Income :USD535Mil

Total Assets : USD7,329Mil

(Consolidated Financial Statement as of Dec. 2005)

Expansion of Finance for the Sales of Construction Machinery in Indonesia

Marubeni Corporation
Feb,8,2006

Marubeni Corporation is pleased to announce that it has reached an agreement with PT Surya Artha Nusantara Finance (SANF), a retail finance company for construction machinery under the Indonesia Astra Group, to increase the capital contribution ratio of Marubeni Corporation in SANF from 4.91% to 40%, through the exclusive purchase of shares in a private placement, on January 30, 2006.

The Astra Group, a partner of the joint venture, distributes the construction machinery of Komatsu Ltd. in Indonesia, through its Group company, PT. United Tractors Tbk. Furthermore, through its Group company, Astra Credit Companies, the Group manages a retail finance business mainly for automobile.

Marubeni Corporation has been handling the export of construction machinery of Komatsu Ltd. to the Astra Group.

Where there has been strong demand in Indonesia, Marubeni Corporation held discussions with the Astra Group to strengthen the retail finance business of the construction machinery and the two parties concluded the above agreement. The agreement is based on the expectation of a sharp increase in the demand for construction machinery in the construction field in the future and of a further increase in the resources development field.

Marubeni Corporation will maintain a policy of expanding the sales finance business of the construction machinery in Indonesia in the future, by strengthening the ability of SANF to raise funds and to utilize the retail sales network of the Astra Group.

【Corporate profile of SANF】

Established : December 1984

Address : Jakarta, Indonesia

Capital : 124.3 billion Indonesian Rupiah (About JPY 1.6 billion)

Main stockholders : Astra Group 60%, Marubeni Group 40%

Acquisition of Working Interests in Gulf of Mexico ("GOM") Oil and Gas Fields from Pioneer (Additional Information)

Marubeni Corporation

Mar,29,2006

Marubeni Corporation is pleased to announce that, in connection with our announcement of February 24, 2006 regarding the acquisition by our 100% subsidiary, Marubeni Offshore Production (USA) Inc. of a working interests in multiple oil and gas assets in the GOM from Pioneer Natural Resources USA Inc. ("Pioneer USA,: hereinafter), a 100% subsidiary of Pioneer Natural Resources Company, the final purchase price was USD1.16 billion (JPY136 billion) after the exercise of the preferential rights to purchase by the existing Joint Venture partners. Details are as follows:

1. Details of Assets Acquired

Multiple oil and gas assets in the GOM, including several production and development fields and exploration blocks owned by Pioneer USA (total 96 blocks)

2. Profile of Pioneer USA

Company name：Pioneer Natural Resources USA Inc.

Headquarters：Irving, Texas US

Employees：950

Shareholder：Pioneer Natural Resources Company

3. Date of acquisition

March 28, 2006 (US time)

4. Forecast

The forecast consolidated results for FY2005 remains unchanged

---

SDK to Start Joint F/S for Alumina Project in Indonesia

SHOWA DENKO K.K.
Marubeni Corporation

Apr,5,2006

Showa Denko K.K. (SDK) has reached agreement with PT. ANTAM Tbk of Indonesia, Straits Trading Amalgamated Resources Private Limited (STAR) of Singapore, and Marubeni Corporation of Japan on implementation of a joint feasibility study for a chemical-grade alumina plant in the Tayan district, West Kalimantan, Indonesia.

SDK is currently producing aluminum hydrate and alumina for chemicals at its Yokohama Plant and is selling the product mainly in the Japanese market. These products are being produced from bauxite ore that contains approximately 50% by weight of alumina. The bauxite residue, consisting mainly of iron oxide and silicon dioxide, is disposed of in the sea based on the domestic law. SDK is planning to terminate the disposal of bauxite residue in the sea by 2015.

As the Tayan district has reserves of high-quality bauxite, the four parties will finalize the feasibility of producing 300,000 tons/year of chemical-grade alumina and aluminum hydrate based on the Tayan bauxite.

The parties will establish a joint venture company in or around July this year to conduct a joint feasibility study of the project. The company will conclude the study by the end of this year, determining the amount of required investment and ways of financing while carrying out an environmental assessment. Based on the results of the study, the parties will make a final decision on the implementation of the project.

Marubeni to Establish a Distribution Company in South China

Marubeni Corporation

Apr,18,2006

We are delighted to announce that Marubeni Corporation and Isewan Terminal Service Co., Ltd. will jointly establish a distribution company, which will be funded exclusively by non-Chinese capital, in Guangzhou City, Guangdong, China in June 2006.

When it joined the World Trade Organization (WTO) in December 2001, China announced that it was committed to opening its markets to 100% foreign companies engaged in road transportation within three years, and to 100% foreign companies engaged in the international forwarding industry within four years. China has been issuing and amending regulations related to its commitment, including Management Regulations for Foreign Investment in Road Transport Services and Measures for the Administration of Foreign International Cargo Agencies. According to these laws and regulations, it became possible for a company that is 100% foreign owned to be authorized to engage in road transportation in China from December 2004 and in international forwarding from December 2005.

The principal business activity of the new company includes international forwarding, distribution center operations and road transportation. The distribution center initially started operating in leased warehouse facilities located five kilometers south of Nansha Area A. The new company plans to operate warehouses in the future that it owns itself, and expects to expand its function and business activities.

Since 1999, a succession of Japanese automobile manufacturers have launched their businesses in the South China district, which has developed as a production base for electronic devices. The automobile industry in the district is expected to continue to expand in the future. Marubeni and Isewan will establish their business bases in Guangzhou City. The main targets are the distribution of auto components suppliers that have established businesses in China as well as the distribution of raw materials and products for established suppliers. Using the new company as a basis, Marubeni and Isewan will also establish a systematic international distribution network in conjunction with other international distribution networks, and offer domestic road transportation services in China.

Marubeni has already been operating another distribution company, Shanghai Waihong International Logistics Co., Ltd., which was established in 1993, together with Isewan. Marubeni has established alliances with its distribution joint venture in Dalian, Tianjin, and Yingkou in North China, and with its locally incorporated company in Hong Kong. By jointly establishing business bases in Guangzhou, South China, Marubeni and Isewan will develop distribution networks covering the entire Chinese coastal area. The significance of this region is changing from being the world' s factory to becoming a huge market.

Overview of the New Company

- Name : Guangzhou Yishihong International Logistics Co., Ltd.

- Address : Room 1409, Tower A, Center Plaza, 161 Lin He Xi Road,
  Tianhe District, Guangzhou, Guangdong, China

- Capitalization : USD1,500,000

- Ownership : Marubeni Corporation 50%
  Isewan Terminal Service Co., Ltd. 50%

- Established : June 2006 (Expected)

- Employees : Approximately 20 (initially)

- Core business : Warehousing, distribution processing, forwarding and
  Chinese domestic transportation

- Distribution center : 4000m2 (single-story building)

(Address: 582 Jingang Road, Nansha ETDZ, Guangzhou City, China)

JV including Marubeni has signed contract "Lusail Development Sewage Treatment Works" with Qatari Diar Real Estate Investment Company (QDREIC)

Marubeni Corporation

Apr,25,2006

Qatari Diar Real Estate Investment Company (QDREIC) has signed a QR 683 million contract “Lusail Development Sewage Treatment Works” with Joint Venture of Degrémont S.A. (France) - Marubeni Corporation (Japan) - Mushrif Trading & Contracting Co. (Kuwait). The contract consists of new construction of Sewage Treatment Plant and Pump Station and improvement of existing Pump Station and 10 years Operation and Maintenance Works.

Marubeni Corporation has been awarded the contract of “Doha West Sewage Treatment Works Extension No.3” under the name of Joint Venture with Degrémont S.A. This is the successive contract awards for the sewage project of large scale.

Marubeni Corporation formed the joint venture with Degrémont S.A. and Mushrif Trading & Contracting Co. and has submitted its proposal. The background of this award is the evaluation on the project experiences of Marubeni in Middle East, the world wide sewage treatment projects experiences of Degrémont and the construction experiences of Mushrif in Middle East.

Marubeni conducts the mechanical and electrical works of 2 pump stations (Peak Flow: 160,000m3/day), procurement of pipe materials for sewer pipeline (20km) and 10 years operation and maintenance of 2 pump stations. Degrémont conducts the mechanical and electrical works of new sewage treatment plant (60,000m3/day) and 10 years operation and maintenance works of the sewage treatment plant, Mushrif conducts the civil works and pipe laying works.

This project is to establish the new sewage treatment system for Lusail Development Area and to serve for 200,000 residents.

Further development on sewage treatment works would be expected in Qatar and Marubeni Corporation remains focused on the contribution on this field in Qatar as well as in Middle East.

Announcement of general collaboration agreement between Groupe GLON and Marubeni Corporation

Marubeni Corporation

Apr,25,2006

Marubeni Corporation is pleased to announce that it has reached an agreement of general collaboration with Groupe GLON, one of the top companies of compound feed and livestock product in France, on April 25, 2006.

1. Summary of the agreement

Range of the agreement is not only compound feed but, from feed materials to livestock product including its highly processed food.

1 Joint work of feed materials

2 Technique of compound feed production

3 Technique of feeding livestock

4 Safety of final product

5 Environmental matter

Livestock production in both Europe and Japan take consideration into environment and safety. But both parties will develop product with more consideration into safety by this agreement. It is first time that Japanese trading house and European company make this kind of agreement.

Integration of both parties have a lot of similarity. Therefore both parties have reached the agreement recognizing that above wide range collaboration agreement brings mutual merit.

2. About Groupe GLON

Groupe GLON is a French general food producing company relating compound feed and livestock established in 1947. Sales amount in 2004 is 1.22 billion Euro, 58% out of 1.22 billion is for compound feed, 33% is for livestock product and 8% is for others. Sanders, one of companies in its group has No.1 share of compound feed in France. The group has 60 companies that relate with agriculture, livestock and food.

The group puts its target into practice in each developing stage, such as improvement of growers' productivity, development of good taste foods supported by general consumers, consideration into environment with a measure of safety in production, establishment of traceability for human safety, consideration into moral, compliance and earth environment and so on.

Marubeni to Establish a General Trading Company in Alliance with Abu Dhabi Emirate Government

Marubeni Corporation

May 15, 2006

Marubeni Corporation is pleased to announce the conclusion of a basic agreement with the government of Abu Dhabi Emirate, UAE (hereinafter, "Abu Dhabi"), to establish a joint venture with the aim of conducting a feasibility study. Marubeni has established a partnership with Abu Dhabi and been negotiating with Abu Dhabi' s Department of Planning and Economy (DOPE) since May 2005 to establish a general trading company in Abu Dhabi.

1. Background and Development

The Abu Dhabi government, which is striving to release itself from its economic dependence on energy, has decided to introduce business models of Japanese general trading companies that cover all industries. The decision aims to make use of the large amount of funding available to Abu Dhabi and the unique diplomatic relationships that it has established with the Middle East and North African countries. The decision is also intended to develop and facilitate the expansion of domestic industries and to promote trade and investment.
Marubeni has long contributed to the development of power system and infrastructure in Abu Dhabi since the early 1970s and has also made significant contributions to trade in products related to energy. These contributions have been warmly welcomed by the Abu Dhabi Government and resulted in the nomination of a partner company to establish a joint general trading company with us.
If the results of the feasibility study to be conducted by the joint venture are positive, we will establish an unlisted Abu Dhabi corporation, Abu Dhabi Trading House, as a general trading company. The corporation (hereinafter, "Abu Dhabi Trading House") will be capitalized to the necessary amount.

2. Overview of the Company

The authorized capital of Abu Dhabi Trading House is planned to be USD15 million. Abu Dhabi interests, including DOPE, will hold 60% of shares and Marubeni will hold the remaining 40%. Abu Dhabi Trading House will focus on the core activities of foreign trade, investment and project management. As a holding company, it will establish operating companies under its control that will be engaged in each business activity. The markets targeted are UAE, including Abu Dhabi Emirate, as well as countries in the Middle East and North African area that have unique relationships with Abu Dhabi. By coordinating Abu Dhabi' s strengths, such as financial ability and credit standing, with Marubeni' s capacity to offer goods and services and its ability to complete construction projects, the Company will look to establish a variety of business in the area.

3. Business Topics in the Feasibility Study

After the joint venture is established, it will work on a feasibility study and business plan on the following potential business items:

- Import and export of cement materials
- Processing and sale of construction materials
- Manufacture and sale of light-weight base soil for greening
- Introduction of environmental technologies
- Trade in petrochemicals produced in Middle Eastern countries
- E-commerce in the second-hand vehicle market

Marubeni
CORPORATION

Financial Results for FY2005

(April 1, 2005～March 31, 2006)

May 2, 2006

Marubeni Corporation

(TSE Code: 8002)

**This document is an English translation of statements written initially in Japanese.*
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Outline of Financial Results for FY2005

April 26, 2006

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

1. FY2005 Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04	FY05 Yearly	FY05 (variance)	FY06 Prospects
Total volume of trading transactions(*)	8,972.2	8,793.3	7,902.5	7,936.3	8,686.5	(+750.2)	9,300.0
Gross trading profit (1)	438.0	424.6	406.8	433.4	502.0	(+68.6)	535.0
SGA expenses (2)	-390.8	-343.5	-326.6	-338.4	-350.3	(-11.9)	-370.0
Adjusted operating profit (1) + (2)	**47.2**	**81.1**	**80.2**	**95.0**	**151.8**	(+56.8)	165.0
Restructuring costs	-2.5	-2.1		-2.2		(+2.2)	
Provision for doubtful accounts	-43.9	-5.7	-0.8	-6.3	-8.5	(-2.2)	-5.0
Operating profit	**0.8**	**73.4**	**79.4**	**86.5**	**143.2**	(+56.8)	160.0
Interest expense-net (5)	-29.5	-23.5	-23.0	-19.8	-24.1	(-4.3)	-38.0
Dividends received (3)	7.5	6.8	7.2	9.0	12.1	(+3.1)	14.0
Others	-142.7	-20.3	-3.4	-14.1	-29.7	(-15.7)	-10.0
Equity in earnings (*)							40.0
Income (losses) before income taxes and equity in earnings (losses)	-164.0	36.3	60.1	61.6	101.5	(+39.9)	166.0
Provision (benefit) for income taxes	67.7	-16.3	-35.7	-36.7	-45.6	(-8.9)	-60.0
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.4	-5.4	(-4.0)	-6.0
Equity in earnings (4)	1.4	13.4	15.6	20.7	29.7	(+9.1)	-
Restructuring costs in equity in earnings	-20.3	0.0	-1.3	0.0	0.0	(+0.0)	-
Loss from discontinued operation (after income tax)			-1.1	-2.9	-6.4	(-3.5)	-
Net income/loss	**-116.4**	**30.3**	**34.6**	**41.2**	**73.8**	(+32.6)	100.0
Core earnings (1) + (2) + (3) + (4)	**56.1**	**101.3**	**103.0**	**124.7**	**193.6**	(+68.9)	219.0
Core earnings less interest expense-net (1) + (2) + (3) + (4) + (5)	**26.6**	**77.8**	**80.0**	**104.9**	**169.5**	(+64.6)	181.0

(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes".

2. Net Income



Net Income
Yearly
Pros. at the start of fiscal year
(billions of yen)
100
80
60
40
20
Steady achievement of the targets
Overall deficit due to restructuring
-116.4
Net Income
30.3
34.6
41.2
73.8
100.0
"V"PLAN initial target
Net Income 50.0 bn yen
Pros.at the start
30.0
Pros. at the start
33.0
Pros. at the start
37.0
Pros. at the start
60.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006 Pros.
"A" PLAN
"V"PLAN
"G"PLAN
<Dividends per share> JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
(interim dividend JPY 2.0 inclusive)
JPY 7.0
(interim JPY 3.5)

Marubeni CORPORATION

3. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)



(billions of yen)
Expansion of "Earnings Power"
✓ Effect of new investments
✓ Thorough emphasis on risk-return
160
120
80
40
0
47.2
81.1
80.2
95.0
151.8
165.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006 Pros.
"A" PLAN
"V"PLAN "strengthening of profit bases"
"G"PLAN

4. Core Earnings*

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)



Core earnings (Yearly)
Interest expense-net (Yearly)
(billions of yen)
250
200
150
100
50
0
-50
Core earnings
56.1
Interest expense-net
-29.5
101.3
-23.5
103.0
-23.0
124.7
-19.8
193.6
-24.1
219.0
-38.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006 Pros.
"A" PLAN
"V"PLAN
"G"PLAN

5. Balance Sheets

(billions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Changes (from Mar. 2005)
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	2,168.6	(+75.3)
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,418.5	(+303.8)
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,587.1	(+379.0)
Short-term loans (*)	1,247.3	963.3	803.6	659.1	588.1	(-71.0)
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,678.8	(+51.6)
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,267.0	(-19.4)
(*) including current portion of long-term debt						
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	(+52.4)
Shareholders' equity	263.9	260.1	393.0	443.2	663.8	(+220.6)
Net D/E ratio (times)	10.3 times	8.7 times	5.01 times	4.12 times	2.83times	(-1.29points)
Equity Ratio (%)	5.49%	6.02%	9.24%	10.53%	14.47%	(+3.94points)
Current Ratio (%)	101.90%	104.57%	105.86%	111.20%	110.57%	(-0.63points)
ROA (%)	-	0.66%	0.81%	0.97%	1.68%	(+0.71points)
ROE (%)	-	11.57%	10.59%	9.87%	13.33%	(+3.46points)

Marubeni CORPORATION

6. Shareholders' Equity & Net Interest-bearing Debt

"A" PLAN *"V"PLAN*

✓ **Improvement of financial structures**



(billions of yen)
700
600
500
400
300
200
100
0
Net D/E ratio
10.3times
8.7times
5.01times
4.12times
2.83times
Shareholders' equity
263.9
260.1
393.0
443.2
663.8
Original target of the "V"PLAN:
Shareholders' Equity 400~500 bn yen
Original target of the "V"PLAN: Net D/E ratio 4.0times~5.0times

	Mar.02	Mar.03	Mar.04	Mar.05	Mar.06
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	663.8
Net Interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	2.83times

7. Shareholders' Equity & Net Risk Assets

"A" PLAN *"V"PLAN*

✓ Reinforcement of risk management


(billions of yen)
700
600
500
400
300
200
100
0
652.7
645.9
625.6
584.7
572.6
263.9
260.1
393.0
443.2
663.8
Net Risk Asset
Shareholders' Equity
Original target of "V"PLAN:
Net Risk Asset 580 bn yen

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06
□ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6
(2)-(1)	388.8	385.8	232.6	141.5	-91.2

8. Cash Flows



(billions of yen)
Net cash provided by investing activities
Net cash provided by operating activities
350
300
250
200
150
100
50
0
-50
-100
198.5
Depreciation n amortization:
71.1
Net income:
-116.4
inclusive
74.5
273.0
Free C/F
194.8
Depreciation n amortization:
63.7
Net income:
30.3
113.2
308.0
Free C/F
201.6
Depreciation n amortization:
53.3
Net income:
34.6
58.0
259.5
Free C/F
173.8
Depreciation n amortization:
64.4
Net income:
41.2
46.0
219.9
Free C/F
133.4
Depreciation n amortization:
72.7
Net income:
73.8
- 193.8
-60.4
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN

Marubeni CORPORATION

9. Number and Net Profits & Losses of Group Firms



Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
Net Profit/Loss (billions of yen)
Profit-making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
75.9%
77.5%
77.7%
80.4%
78.0%
51.0
-56.6
-107.6
65.3
34.2
-31.1
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
Surplus amount
Net profit/loss
Deficit amount
Profit-making firm ratio

	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006
Number of profit-making firms	391	375	390	422	433
Number of loss-making firms	124	109	112	103	122
Total number of consolidated group firms	**515**	**484**	**502**	**525**	**555**
Profit-making firm ratio	**75.9%**	**77.5%**	**77.7%**	**80.4%**	**78.0%**

◇ Operating Segment Information ◇

I. Net Income by Operating Segment (FY2004 / FY2005)


(billions of yen)
30
25
20
15
10
5
0
-5
-10
-15
Left : FY2004
Right : FY2005
1.2
5.8
2.6
-1.6
7.5
0.4
4.5
3.7
15.9
26.7
9.8
16.1
9.2
9.9
-14.8
0.9
-12.0
5.5
-11.4
1.1
4.0
4.0
11.5
17.0
6.2
4.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

I. Net Income by Operating Segment (FY2005 / FY2006 Prospects)


(billions of yen)
30
25
20
15
10
5
0
-5
-10
-15
Left : FY2005
Right : FY2006 (Yearly Pros. at Apr. 06)
5.8
9.0
-1.6
2.0
0.4
6.5
3.7
5.0
26.7
23.0
16.1
13.5
7.6
7.0
5.8
7.0
2.6
3.0
0.3
0.5
1.1
3.0
4.0
3.0
17.0
10.5
4.0
5.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communica-tion
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

Note) [box] ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

Marubeni CORPORATION

I. Total Assets by Operating Segment

(billions of yen) Term-end FY2004 / Term-end FY2005


Mar. 2005
Mar. 2006
700
600
500
400
300
200
100
0
398.5
433.8
Agri-Marine Products
119.8
130.5
Textile
317.7
519.8
Forest Products & General Merchandise
167.2
181.9
Chemicals
390.9
603.8
Energy
195.1
265.1
Metals & Mineral Resources
290.8
310.6
Transportation Machinery
228.6
192.0
Industrial Machinery & Information Business
643.4
582.8
Plant, Power & Infrastructure Projects
317.7
299.7
Development & Construction
128.8
97.0
Finance & Logistics Business
64.4
86.1
Iron & Steel Strategies & Coordination
435.5
449.2
Overseas Corporate Subsidiaries

II. Segmental Information (1) <Agri-Marine Products>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	71.3	69.3	(-2.0)	-
Adjusted Operating Profit	9.9	11.8	(+1.9)	-
Core Earnings	10.3	11.4	(+1.1)	-
Net Income	1.2	5.8	(+4.6)	9.0
Total Assets	398.5	433.8	(+35.3)	-

FY2005 Highlights

- Gross trading profit declined mainly because a subsidiary company was converted into an affiliated company.
- Net income increased because there were extraordinary losses posted in FY2004 for the seafood related subsidiary.
- In upstream businesses, in an effort to expand turnover in Brazilian soy beans, the Company invested in 25.5% of a Brazilian port and harbor company which is affiliated with the Agrenco Group, which is a major European grain trader.
- To strengthen downstream distribution, the Company acquired 10% of The Daiei, Inc. in May 2005, and became a major shareholder in Tobu Store Co., Ltd. in raising the Company's holdings from 12.5% to 25%. Moreover the Company formed a business alliance with Hasegawa & Co.,Ltd. to strengthen its wholesale confectioneries.

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
15.6
12.0
10.3
11.4
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income



15
10
5
0
-5
7.1
7.0
1.2
5.8
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
C.G.I.I. (Grain trading)	Subsidiary	100.0%	0.5	1.6
Nacx Nakamura Corporation (Wholesale, transportation and processing of frozen foods, and refrigerated warehousing)	Subsidiary	83.5%	1.6	1.4
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	1.0	1.3
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	78.4%	0.5	0.6
NPS/NPPI (Processing and wholesale of marine products)	Subsidiary	100.0%	-5.5	0.2
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	-1.0	-0.3
Yamaboshiya Co., Ltd (Wholesale of confectionery)	Affiliate	44.7%	0.2	0.1
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.2%	(please see the note below)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	25.4%	(please see the note below)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	30.2%	(please see the note below)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note below)	

(Note) We are not able to mention the financial results of these listed companies.

Marubeni CORPORATION

II. Segmental Information (2) <Textile>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	25.2	26.4	(+1.2)	-
Adjusted Operating Profit	4.9	3.9	(-1.1)	-
Core Earnings	5.0	2.2	(-2.8)	-
Net Income	2.6	-1.6	(-4.2)	2.0
Total Assets	119.8	130.5	(+10.7)	-

FY2005 Highlights

- Gross trading profit rose reflecting an increase in transactions of apparel products.
- Net Income substantially declined from extraordinary losses caused by discontinued operations.
- To build a stable production base in China, the Company established a joint corporation with Qingdao Jifa Group Co., one of China's largest manufacturers of cut and sewn. In addition, to enter the apparel retail market, the Company established a joint corporation with Shanghai Morishima Textile Co., Ltd.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
4.8
4.5
5.0
2.2
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income**



15
10
5
0
-5
1.9
1.8
2.6
-1.6
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.3	0.4

II. Segmental Information (3) <Forest Products & General Merchandise>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	46.6	48.1	(+1.5)	-
Adjusted Operating Profit	14.1	17.5	(+3.4)	-
Core Earnings	14.5	16.5	(+2.0)	-
Net Income	7.5	0.4	(-7.2)	6.5
Total Assets	317.7	519.8	(+202.1)	-

FY2005 Highlights

- Gross trading profit increased supported by the transfer of the Musi Pulp Project.
- Net income decreased due to provisions for losses on leisure related business.
- the Company has strengthened plantation, sales of paper and board, and waste paper recycling business in China.
- On October, '05, the Company acquired managements rights of a pulpwood plantation company (MHP) and a pulp manufacturing company (TEL) through an operations swap in Indonesia (Musi Pulp Project).

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
11.9
13.1
14.5
16.5
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income



15
10
5
0
-5
4.9
6.3
7.5
0.4
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Pulp & Paper Sales Co., L (Wholesale of all types of paper)	Subsidiary	88.5%	0.6	1.0
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper)	*Subsidiary*	*76.8%*	*1.3*	*0.6*
Marubeni Building Materials Co., Ltd (Wholesale of wood products and construction materials)	Subsidiary	100.0%	0.5	0.5
Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials)	Subsidiary	55.0%	0.1	0.5
Hunter Mountain Shiobara Inc. (Development and management of ski resorts and other leisure facilities)	withdrawal from the business			
Nasu Resort Corporation (Operation of leisure facilities)	withdrawal from the business			
MUSI Pulp Project (Production and sales of pulp in Indonesia)	Subsidiary	TEL 85.0% MHP 60.0%	-1.0	-0.6
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	1.0	0.5
WA Plantation Resources (Wood chip export and plantation)	Affiliate	50.0%	0.3	0.3
Daishowa-Marubeni International (Manufacture and sales of pulp)	Affiliate	50.0%	0.1	-1.1

II. Segmental Information (4) <Chemicals>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	26.9	29.6	(+2.7)	-
Adjusted Operating Profit	5.9	8.4	(+2.5)	-
Core Earnings	8.5	9.8	(+1.3)	-
Net Income	4.5	3.7	(-0.8)	5.0
Total Assets	167.2	181.9	(+14.8)	-

FY2005 Highlights

- Gross trading profit increased mainly in electronic materials, synthetic resins and basic chemicals .
- Net income for the period decreased mainly due to decline in equity in earnings.
and revaluation losses on investment securities.
- Transactions of electronic materials for export to China saw a favorable expansion supported by a strategic partnership with the Beijing Orient Electronics Group, a leading IT company in China.
- the Company has joined forces with Tosoh Corporation, Asia's largest manufacturer of electrolysis and vinyl chloride monomer (VCM), to expand polyvinyl chloride resin and VCM sales volume in China.

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
7.5
6.1
8.5
9.8
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income



15
10
5
0
-5
2.1
3.3
4.5
3.7
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.5	0.5
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.3	0.4
Agrovista B.V. (Holding company of agrochemicals distribution companies in the U.K. and the Netherlands)	Subsidiary	100.0%	0.3	0.3
Agrovista France (Holding company of agrochemicals and home and garden products distribution companies in France)	Subsidiary	100.0%	-0.4	-0.1
Dampier Salt (Production and sales of salt and gypsum)	Affiliate	20.4%	0.4	0.5
Shanghai Asahi Electronic Glass Co (Manufacture and sales of glass bulbs for CRT)	Affiliate	25.0%	0.6	-0.7

II. Segmental Information (5) <Energy>

	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	42.1	71.5	(+29.3)	-
Adjusted Operating Profit	23.8	42.9	(+19.1)	-
Core Earnings	27.9	48.7	(+20.8)	-
Net Income	15.9	26.7	(+10.8)	23.0
Total Assets	390.9	603.8	(+212.8)	-

(billions of yen) Segment Core Earnings


30
25
20
15
10
5
0
-5
14.2
15.2
27.9
48.7
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income


15
10
5
0
-5
6.6
10.1
15.9
26.7
FY2002
FY2003
FY2004
FY2005

FY2005 Highlights

- Gross trading profit increased due to concessions in natural resources fields and trading of oil and gas supported by rising oil prices, which resulted in a sharp increase in net income.
- The earnings base for the business was expanded further by new projects such as the Equatorial Guinea LNG project and the additional acquisition of concessions in oil fields in the Gulf of Mexico.

<Oil price (Jan.-Dec.2005)>
North Sea Brent US$55/BBL (US$38/BBL year-on-year)
<Effect on earnings of price movements>
Oil Gas(North Sea Brent)
⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 800 mil yen. (from FY2006)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Total of 4 projects related to energy concession business (Oil and gas development and production)	Subsidiary	100.0%	10.7	16.4
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	3.2	5.3
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	0.4	1.0
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.7	0.7

Marubeni CORPORATION

II. Segmental Information (6) <Metals & Mineral Resources>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	15.7	24.4	(+8.7)	-
Adjusted Operating Profit	7.1	15.2	(+8.1)	-
Core Earnings	13.1	23.4	(+10.3)	-
Net Income	9.8	16.1	(+6.3)	13.5
Total Assets	195.1	265.1	(+70.0)	-

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
6.9
6.1
13.1
23.4
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income



15
10
5
0
-5
1.9
4.3
9.8
16.1
FY2002
FY2003
FY2004
FY2005

FY2005 Highlights

- Gross trading profit rose mainly due to an increase in sales bolstering by soaring prices of coal, iron ore and copper.
- In addition, increased equity in earnings from the copper mining and smelter business resulted in sharp growth in net income for the period.
- In addition to a historical rise in resource prices, full operation (800K MT of copper concentrate / y) at the Los Pelambres copper mine in Chile, production increase at Hail Creek coal mine in Australia being swiftly advanced, and capacity expansion at the Aluminerie Alouette aluminum smelter in Canada in which the Company has an interest being completed have greatly contributed to the growth in income.

<Copper price(Jan.-Dec.2005)>
LME US$3,684/ton (US$2,869/ton year-on-year)

<Effect on earnings of price movements>
Copper
⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 200 mil yen

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	1.5	4.5
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	1.4	2.3
Nippon LP Resources (Investing in Los Pelambres copper mine in Chile)	Affiliate	35.0%	5.7	7.1

II. Segmental Information (7) <Transportation Machinery>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	51.7	56.2	(+4.5)	As of April 1, 2006, this operating segment has been reorganized.
Adjusted Operating Profit	12.5	18.1	(+5.6)	
Core Earnings	15.5	22.0	(+6.4)	
Net Income	9.2	9.9	(+0.8)	
Total Assets	290.8	310.6	(+19.8)	

FY2005 Highlights

- Both gross trading profit and net income are in upward trend in all sectors of the segment.
- In the aerospace field, the Company supplied Large European Helicopters to the Japanese Defense Agency for the first time. Also, investments to aircraft engine manufacture are faring well.
- Export of large construction machinery to the Middle East and Asia is buoyant.
- In the marine vessels field, number of contracts and sales continue to see healthy growth.



(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
(see the marginal note)
15.5
22.0
FY2002
FY2003
FY2004
FY2005



(billions of yen)
Segment Net Income
15
10
5
0
-5
(see the marginal note)
9.2
9.9
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Royal Maritime (Ship leasing and financing)	Subsidiary	100.0%	5.0	4.7
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	1.0	2.0
Marubeni Auto Investment (UK) (Sales and service of vehicles)	Subsidiary	100.0%	0.6	0.4
Marubeni Auto & Construction Machinery (Europe) (Import, distribution and service of Nissan vehicles and parts)	Subsidiary	100.0%	1.6	-3.0

(Note) As of April 1, 2005, this operating segment has been reorganized and the figures for FY2004 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (8) <Industrial Machinery & Information Business>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	36.7	39.1	(+2.4)	As of April 1, 2006, this operating segment has been reorganized.
Adjusted Operating Profit	-3.2	1.8	(+5.0)	
Core Earnings	-3.2	3.2	(+6.4)	
Net Income	-14.8	0.9	(+15.7)	
Total Assets	228.6	192.0	(-36.6)	

FY2005 Highlights

- Gross trading profit increased centering in information- related subsidiaries.
- Net income for the period improved due to the absence of extraordinary losses related to business restructuring that were posted during the previous year.
- In information technology area, the Company made its first sales of UHF frequency IC tag systems to Yodobashi Camera Co., Ltd., which is the first major domestic retailer to introduce it.
- In industrial machinery area, orders are expanding due to the demand for biomass boiler generating equipment for domestic paper manufacturers, textile machines for export to China and Asia, and precision machine tools for U.S.
- The Vectant Group move into the black.


(billions of yen)
Segment Core Earnings
30
25
20
15
10
5
0
-5
(see the marginal note1)
3.2
-3.2
FY2002
FY2003
FY2004
FY2005


(billions of yen)
Segment Net Income
15
10
5
0
(see the marginal note1)
0.9
4.8
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marueni Solutions Corporation (Sales of computers, network products, semiconductor-related products, and SI)	Subsidiary	100.0%	0.4	0.4
Marubeni Information Systems Co., Ltc (Operation and development of information and communication systems)	Subsidiary	66.0%	0.3	0.3
Global Solution KK (Internet access service, ASP and iDC service provider)	Subsidiary	100.0%	-1.7	0.2
Meditec Corporation (Import, sales and maintenance of medical equipment)	Subsidiary	100.0%	-4.2	-0.0
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	100.0%	-1.5	-0.2
Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents)	Subsidiary	70.0%	(please see the note2 below)	
Marubeni Infotec Corporation (Wholesale of PCs and peripheral equipment, electronics components and software)	Affiliate	46.5%	(please see the note2 below)	

(Note1) As of April 1, 2005, this operating segment has been reorganized and the figures for FY2004 are altered to apply to the new divisional organization for reference purpose.

(Note2) We are not able to mention the financial results of these listed companies.

II. Segmental Information (9) <Plant, Power & Infrastructure Projects>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	28.3	30.7	(+2.4)	As of April 1, 2006, this operating segment has been reorganized.
Adjusted Operating Profit	3.8	6.5	(+2.7)	
Core Earnings	5.2	10.0	(+4.7)	
Net Income	-12.0	5.5	(+17.5)	
Total Assets	643.4	582.8	(-60.7)	

FY2005 Highlights

- Gross trading profit grew mainly in IPP business.
- The large increase in net profit was caused by the previous year's drop due to extraordinary losses posted by the withdrawal from an Indonesian Petrochemical project.
- In the overseas IPP business, the Company acquired development rights for power and water project in UAE and Saudi Arabia.
- In the environment infrastructure area, the Company reached a settlement on acquiring a water-supply company in Berlin.
- In the transportation projects field, the Company received orders for a monorail project in Dubai, and an airport access railroad project in Taiwan.
- In the plant field, the Company received orders for pipelines in Indonesia, and a cement plant in Saudi Arabia.
- In China, the Company steps into a large-scaled emission trading by collection and degradation of CFCs.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
(see the marginal note 1)
5.2
10.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income**



15
10
5
0
(see the marginal note 1)
5.5
-12.0
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Axia Power Holding (Holding company of overseas power assets)	Subsidiary	100.0%	2.5	6.4 (note 2)
Sithe Korea (Holding company of overseas power assets)	Subsidiary	100.0%	4.4	1.5
PPN Power (India) (IPP in India)	Affiliate	26.0%	0.3	0.7
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.6	0.6
Compania De Nitrogeno De Cantare (Production and supply of nitrogen for PEMEX of Mexico)	Affiliate	35.0%	0.4	0.5
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	3.3	0.2

(Note 1) As of April 1, 2005, this operating segment has been reorganized and the figures for FY2004 are altered to apply to the new divisional organization for reference purpose.

(Note 2) The figures include Marubeni's equity in earnings from 42.45% of San Roque Power.

Marubeni CORPORATION

II. Segmental Information (10) <Development & Construction>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	27.5	27.6	(+0.1)	-
Adjusted Operating Profit	9.1	12.0	(+2.9)	-
Core Earnings	11.1	12.0	(+0.9)	-
Net Income	-11.4	1.1	(+12.5)	3.0
Total Assets	317.7	299.7	(-18.0)	-

FY2005 Highlights

- Gross trading profit showed little change due to a selling of a subsidiary.
- Net income for the period made a significant recovery mainly due to the previous year's drop caused by extraordinary losses.
- In the domestic condominium sector, the core sector of the segment, the sales of city type tower condominiums and condominiums in central Tokyo increased.
- Income from real estate transactions with J-REIT and real estate funds contributed to revenues.

(billions of yen) **Segment Core Earnings**



30
25
20
15
10
5
0
-5
10.8
7.1
11.1
12.0
FY2002
FY2003
FY2004
FY2005

(billions of yen) **Segment Net Income**



15
10
5
0
-0.2
-0.2
-11.4
1.1
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Shanghai House (Development of housing estates for local residents in Shanghai)	Subsidiary	60.0%	0.8	0.6
Benny Estate Service Co., Ltd. (Property management of condominiums, buildings and commercial complexes)	Subsidiary	99.3%	0.1	0.3
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	-0.6	-0.3

II. Segmental Information (11) <Finance & Logistics Business>

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	5.8	7.1	(+1.3)	-
Adjusted Operating Profit	-0.5	-0.1	(+0.4)	-
Core Earnings	1.0	1.6	(+0.6)	-
Net Income	4.0	4.0	(-0.1)	3.0
Total Assets	128.8	97.0	(-31.7)	-

FY2005 Highlights

- Gross trading profit increased supported by growth in logistics related business.
- Net income remained the same level as the previous year notwithstanding a decline in revenue from investments in funds.
- In the finance area, the Company was able to exit from several corporate investments with MBI funds and synergy funds, while invested in large projects such as Daiei, Inc through an MBI funds.
- In the logistic area, the Company agreed to establish a joint venture distribution company with Isewan Terminal Service Co., Ltd.

(billions of yen) Segment Core Earnings



30
25
20
15
10
5
0
-5
0.0
-0.1
1.0
1.6
FY2002
FY2003
FY2004
FY2005

(billions of yen) Segment Net Income



15
10
5
0
-5
3.3
2.5
4.0
4.0
FY2002
FY2003
FY2004
FY2005

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni International Finance (General finance operations)	Subsidiary	100.0%	0.8	0.8
Marubeni Safenet Co., Ltd. (Insurance agency)	Subsidiary	100.0%	0.3	0.4
Marubeni Logistics Corporation (Warehousing and logistics services)	Subsidiary	100.0%	0.2	0.3

II. Segmental Information (12)
<Iron & Steel Strategies, Overseas Corporate Subsidiaries >

Marubeni CORPORATION

<Iron & Steel Strategies and Coordination>

FY2005 Highlights

- Net income grew significantly due to a rise in equity earnings in Marubeni-Itochu Steel Inc.
- The steel products business centering on Marubeni-Itochu Steel Inc. recorded favorable growth on strong demand for automotive steel products both in domestic and overseas, and also on strong growth on export business of steel pipe driven by soaring oil price.

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	1.2	0.9	(-0.3)	-
Adjusted Operating Profit	0.3	0.0	(-0.3)	-
Core Earnings	12.1	17.8	(+5.7)	-
Net Income	11.5	17.0	(+5.5)	10.5
Total Assets	64.4	86.1	(+21.7)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	9.7	15.9
Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet)	Affiliate	37.6%	2.0	0.9

< Overseas Corporate Subsidiaries >

FY2005 Highlights

- Gross trading profit increased owing to favorable growth in Marubeni America Corporation mainly driven by Helena Chemical Company which sells agrichemicals and fertilizer.
- Net income largely declined due to the evaluation loss on information business-related investment and impairment on goodwill.

(billions of yen)	FY2004 Yearly	FY2005 Yearly	FY2005 Variance	FY2006 Yearly Pros. at April 06
Gross Trading Profit	76.5	79.9	(+3.4)	-
Adjusted Operating Profit	14.5	14.7	(+0.2)	-
Core Earnings	16.0	13.8	(-2.2)	-
Net Income	6.2	4.0	(-2.2)	5.5
Total Assets	435.5	449.2	(+13.7)	-

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2004 (billions of yen)	FY2005 (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	3.7	3.0
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	1.8	0.5
Marubeni Hong Kong & South China (Overseas corporate subsidiary in Hong Kong and South China)	Subsidiary	100.0%	0.2	0.1

82-61

Financial Results for FY 2005, the Roundup of "V" PLAN, and the New Management Plan "G" PLAN

May, 2006

I. Financial Results for FY 2005 and the Roundup of "V" PLAN

1. "V" PLAN

"V" PLAN (outline announced May 14, '02, details in Feb. 21, '03)

- ■FY2003~FY2005 (3-year management plan)
- ■Net income goal at final year of plan('05): 50 billion yen

Management Policy

-Aim to build a strong corporate group composed of industry-leading portfolio units

○Corporate group with a strong financial structure
○Corporate group with net income of at least 50 billion yen

Measures

- ○ Clarifying management strategies appropriate to each business model
- ○ Utilizing Portfolio Management
- ○ Reinforcing Risk Management
- ○ Management focusing on Cash Flow
- ○ Reinforcing Law Compliance

Improvement of Financial Structure
Enhancing the Shareholder's Equity
Reducing Net Interest-Bearing Debt

Strengthening the Profit Base

Three years of "Foundation-Laying" to break out from the Downward Spiral and to recover to a sustainable Path of Growth

2. Quantitative Results ① Consolidated Net Income

Earned record-breaking profits in three consecutive years, surpassing our record of 41.2 billion yen in consolidated net profit in 2004.



(billions of yen)
80
60
40
20
0
Consolidated Net Income
Prospects, beginning of year
15
Net Income
30.3
30
50
34.6
33
41.2
37
Cleared V-Plan's initial goals
73.8
60
50
Overall deficit due to restructuring -116.4
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V" PLAN
Dividends
<¥0>
<¥3>
<¥3>
<¥4>
<¥7>
(¥2 in mid-term)

2. Quantitative Results ② Adjusted Operating Profit, Core Earnings

*Adjusted Operating Profit = Gross trading profit – SGA expenses

*Core Earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excl. restructuring costs)



(billions of yen)
200
150
100
50
0
Adjusted Operating Profit
Core Earnings
Rise in "Earning Power"
✓ Impact of new investments
✓ Emphasis on Risk-Return
Adjusted Operating Profit
+71.6 billion yen
(≒90%) up
47.2
56.1
81.1
101.3
80.2
103.0
95.0
124.7
151.8
193.6
FY 2001
FY 2002
FY2003
FY 2004
FY2005
"A"PLAN
"V"PLAN
"Solidification of Profit Base"

2. Quantitative Results ③ Net Interest-Bearing Debt



"A" PLAN
"V"PLAN
(billions of yen)
3,000
2,500
2,000
1,500
1,000
2,712.9
2,264.1
1,969.3
1,823.9
1,876.4
Initial goal in the "V" PLAN for net interest-bearing debt: 2,000 billion yen
Net Interest-Bearing Debt

	March 31, '02	March 31, '03	March 31, '04	March 31, '05	March 31, '06
Net Interest-Bearing Debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4

2. Quantitative Results ④ Shareholder's Equity and Net D/E Ratio


"A" PLAN
"V"PLAN
(billions of yen)
700
600
500
400
300
200
100
0
Net D/E ratio
10.3times
8.7times
Shareholders' equity
✓ Improvement of financial structures
✓ Cleared planned goals by a lot
Original target of the "V"PLAN:
Shareholders' Equity 400～500 bn yen
Original tar
ratio 4.0tim
imes

	Mar.02	Mar.03	Mar.04	Mar.05	Mar.06
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	663.8
Net Interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	2.83times

2. Quantitative Results ⑤ Shareholder's Equity and Risk Asset



"A" PLAN
"V"PLAN
(billions of yen)
✓ Reinforcement of risk management
700
600
500
400
300
200
100
0
652.7
645.9
625.6
584.7
572.6
Net Risk Asset
Original target of "V"PLAN:
Net Risk Asset 580 bn yen
Shareholders' Equity

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06
■ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6
(2)-(1)	388.8	385.8	232.6	141.5	-91.2

3. Roundup of “V” Plan

○ All goals set have been largely surpassed.

Quantitative Goals	Target Figures	FY 2005 Results	Goals Achieved
Net Interest-Bearing Debt	2 trillion yen	1.88 trillion yen	☺
Shareholders’ Equity	400-500 billion yen	663.8 billion yen	☺
Risk Asset	580 billion yen	572.6 billion yen	☺
Net Income	50 billion yen	73.8 billion yen	☺
Core Earnings	140 billion yen	193.6 billion yen	☺
Risk Return	8.6%	12.9%	☺
Net D/E Ratio	4.0x~5.0x	2.83x	☺

(reference) Recovery of Stock Prices

- Stock prices at March 31, '06 was 616 yen (highest since Apr. '96), recovering to standards before "V" Plan.
- Large proportion of the Convertible Bonds have been converted, contributing to an improvement in shareholders' equity.



The Company's Stock Value - Vision2000
(Since Apr. '97)
"A" PLAN
"V" PLAN
700
600
500
400
300
200
100
0
97/4 97/10 98/4 98/10 99/4 99/10 00/4 00/10 01/4 01/10 02/4 02/10 03/4 03/10 04/4 04/10 05/4 05/10 06/4
1Q FY2001 Consolidated Net Profit 0.6 billion yen
Announcement of "A" PLAN
Stock Value at Dec. 19, 2001: 58 yen
Announcement of withdrawal from Chandra Asri Project
Announcement of issuance of Preferred Stocks
Outline of "V" Plan announced
Details of "V" Plan announced
FY2004 Consolidated Net Profit 41.2 billion yen

Marubeni CORPORATION

April, 2006

Mid-term Management Plan (FY2006 to FY2007)

"G" PLAN

toward further achievement

Disclaimer Regarding Forward-looking Statements

This material contains forward-looking statements (including figures) concerning the performance of Marubeni Corp. and its group companies, based on assumptions made by the management with available information. The following factors may therefore influence actual results: consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

1. Positioning

New Management Plan **"G" PLAN**

toward further achievement

O By achieving the turnaround "V" PLAN , the Marubeni Group has completed building up a firm foothold in both revenue base and financial strength. **"G" PLAN** is a two-year plan (FY2006 – FY2007) for Marubeni Group to accelerate growth toward further achievement.

O Through **"G" PLAN**, we will shift to "offensive": expanding business domain, enhancing and diversifying our function as "sogo-shosha", aggressive investment toward strategic fields. We will accomplish sustainable growth, with our diverse human resources challenging positively and vitally. At the same time, we will firmly maintain a position of "defensive" through refining our management system.

2. Abstract (1) Outline

Company Doctrine

Taking up the spirits of "Fairness – Innovation – Harmony", the Marubeni Group aims to proudly contribute to the economy and society through fair and upright corporate activities.

Management Policy

○The Group with a solid "win-win" customer relationship, providing high quality merchandise, services and functions from the customers' standpoint.

○The Group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation .

○The Group with stable revenue base, by piling up prime assets and pursuit of efficiency.

Business Strategy

Pursuing CSR prioritized management, balancing "Defensive" and "Offensive".

Measures

- Prioritizing allocation of management resources into strategic fields
- Reinforcement of Portfolio Management
- Reinforcement of Risk Management
- Application and development of Human Resources
- Enhancing CSR and Internal Control
- Pursuing comprehensive strength with cross divisional function

2. Abstract (2) Quantitative Targets

Profitability

Consolidated Profit After Taxes
220 billion yen
Total for 2 years

Risk Return
10% +

ROA
2% +

Stability

Shareholders' Equity
820 billion yen

Risk Assets
approximately
750 billion yen

Consolidated Net D/E Ratio
2.0 s

Scale

Total Assets
5,000 billion yen

Investment

5~600 billion yen
Total for 2 years

3. Figures (1) Profit After Tax, Core-Earnings



(Billions of Yen)
250
200
150
100
50
0
Profit After Tax
Core-Earnings
101.3
30.3
103.0
34.6
124.7
41.2
193.6
73.8
(Forecast 100)
(Forecast 240)
(Forecast 120)
Steady buildup of profit
Further growth & achievement
220 billion yen of profit total for 2 years
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
@ction21
"A" PLAN
"V"PLAN
"G"PLAN

* Core-Earnings : Operating Profit – Bad Debt Expenses + Dividends +/- Equity Gain/Loss (ex. Restructuring losses)

3. Figures (2) Shareholders' equity, interest-bearing debt and total assets



(Billions of Yen)
5,000
4,000
3,000
2,000
1,000
0
Total Assets
Net Interest-Bearing Debt
Shareholders' Equity
4,322
2,264
260
4,254
1,969
393
4,208
1,824
443
4,587
1,876
664
5,000
2,200
820
✓ Enhancing financial strength
✓ Expanding the scale of assets through investment in prime assets
✓ Accrual of capital of Shareholders' Equity through building up profit

	Mar-2003	Mar-2004	Mar-2005	Mar-2006		Mar-2008
Net D/E Ratio	x 8.70	x 5.01	x 4.12	x 2.83	→	x 2.00s
ROA	0.66%	0.81%	0.97%	1.68%		2.0%+

@ction21 "A" PLAN → "V"PLAN → "G"PLAN →

4. Prioritizing allocation of management resources into strategic fields

Fields to strengthen our competitive foundations

1st-Priority Investments

Energy & Natural Resource development

Investment in both production and development projects.

Overseas Independent Power Producer

Acquiring prime assets to expand the global portfolio.

Fields our solid profit bases to further expand & develop

Expanding Functions through Strategic Maneuvers

Foods & Agri-Marine Products

Agri-Marine Products : Strengthening measures for logistics and overseas production sources, penetration of overseas consumer markets.
Foods: Reinforcement of food distribution.

Pulp, Paper & Chemicals

Expanding the "Value-Chain" from materials to products, and the sales to the Asian market, especially in China.

Machinery & Plant

Development projects utilizing our strength in project organization (project procurement, financing arrangement, project management etc.).

Fields to aggressively challenge in promising markets

Promoting New Businesses

Healthcare

Establishing "Life Care Business Department" toward the strategic development and expansion of health care businesses and businesses targeting the elderly.

Financial Services

Constructing and expanding retail finance, lease finance, REIT and fund businesses.

Environment Businesses

Promoting environment business such as GHG, alternative energy and wind power projects.

5. Reinforcement of Portfolio Management

Management Formula

PATRAC

(Profit After Tax less Risk Asset Cost)

Profit After Tax - Risk Assets x 10%

- **Deepening capital cost-oriented management**
- **Pursuit of optimal risk-return coverage**

Tightening the baseline for project and business selection to secure earnings

Raising Risk Assets Cost to 10% toward sustainable maximization of PATRAC

Portfolio Units

Classifying units by PATRAC positive or negative, and formulating specific strategy for each unit.



PATRAC
(+)
(-)
Expansion
Restructuring
Withdrawal
Support
Low <- Resource Distribution Priority -> High

Expansion
Gaining further profit

Restructuring
Gaining PATRAC positive

Support
Challenging new business fields, aiming for future profit growth

Withdrawal
Withdrawing with minimal losses

Categorized as "Withdrawal" in the case of 3 consecutive fiscal years in negative PATRAC. (including units with no probability of turning positive in the next 3 years)

6. Reinforcement of Risk Management

Strengthening Multidimensional Enterprise Risk Management for operations balanced between "offensive" and "defensive".



Quantitative measure
Strengthening Integrated Risk Management
● Exposure management within the consolidated group
● Country risk management
● Market risk management
Enhancing screening ability
● Strengthening the follow-up system for individual projects
● Tightening examination measures for investments
Micro
Macro
Deepening operation management
● Internal Control / Compliance
● Customs Management
● Security Export Control
Qualitative measure

7. Application and Development of Human Resources

Establishment of human resources management system and divisional performance evaluation focusing on motivating further challenges from each employee.

Application and Development of Human Resources

Fostering corporate culture and the establishment of personnel treatment recognizing variety within the staff and their careers

Development of human resources with quality of management abilities

8. Enhancing CSR and Internal Control

Enhancing CSR prioritization and consciousness toward the merit of stakeholders in the management of Marubeni.

Fostering sound corporate management activities

- Enforcement of Law Compliance
- Enhancing Internal Control
  - ▶ Ensuring the reliability of financial statements
  - ▶ Promoting efficiency in operations
- Development of Human Resources

\+

Promoting co-existence, co-prosperity with society and the environment

- Contribution to Society
- Environmental Preservation Activities

Pursuing the merit, satisfaction and trust of Marubeni group's individual stakeholders

Customers	Shareholders	Society& Environment	Employees
Providing products & services with higher customer satisfaction, fair & transparent trading, and development of services & functions	Securing transparency in management, Accelerating disclosure and group governance, etc.	Promotion of social contribution activities, environmental preservation activities and environment businesses	Respecting values and life plans of individual group employees
Trust	**Corporate Value**	**Contribution to society, Co-prosperity**	**Working environment, treatment**

Sustainable Growth

9. Pursuing comprehensive strength with cross divisional function

Activating further cross divisional function to establish comprehensive strength.

Sustaining company-wide cooperation in important areas, companies and business domains.

- Enhancing activities based on a company-wide strategy by establishing commitees and/or appointing executive officers.

Establishment of "Cross Divisional Function Committee" and Reflecting intra-company synergy to performance appraisal.

- Establishing "Cross Divisional Function Commitee" as a cross-sectional organization to urge synergy between segments, toward the reinforcement of marketing ability and the pursuit of further business opportunities.

Marubeni CORPORATION

Reference I. FY2005 Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04	FY05 Yearly	FY05 (variance)	FY06 Prospects
Total volume of trading transactions(*)	8,972.2	8,793.3	7,902.5	7,936.3	8,686.5	(+750.2)	9,300.0
Gross trading profit (1)	438.0	424.6	406.8	433.4	502.0	(+68.6)	535.0
SGA expenses (2)	-390.8	-343.5	-326.6	-338.4	-350.3	(-11.9)	-370.0
Adjusted operating profit (1) + (2)	**47.2**	**81.1**	**80.2**	**95.0**	**151.8**	(+56.8)	165.0
Restructuring costs	-2.5	-2.1		-2.2		(+2.2)	
Provision for doubtful accounts	-43.9	-5.7	-0.8	-6.3	-8.5	(-2.2)	-5.0
Operating profit	**0.8**	**73.4**	**79.4**	**86.5**	**143.2**	(+56.8)	160.0
Interest expense-net (5)	-29.5	-23.5	-23.0	-19.8	-24.1	(-4.3)	-38.0
Dividends received (3)	7.5	6.8	7.2	9.0	12.1	(+3.1)	14.0
Others	-142.7	-20.3	-3.4	-14.1	-29.7	(-15.7)	-10.0
Equity in earnings (*)							40.0
Income (losses) before income taxes and equity in earnings (losses)	-164.0	36.3	60.1	61.6	101.5	(+39.9)	166.0
Provision (benefit) for income taxes	67.7	-16.3	-35.7	-36.7	-45.6	(-8.9)	-60.0
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.4	-5.4	(-4.0)	-6.0
Equity in earnings (4)	1.4	13.4	15.6	20.7	29.7	(+9.1)	-
Restructuring costs in equity in earnings	-20.3	0.0	-1.3	0.0	0.0	(+0.0)	-
Loss from discontinued operation (after income tax)			-1.1	-2.9	-6.4	(-3.5)	-
Net income/loss	**-116.4**	**30.3**	**34.6**	**41.2**	**73.8**	(+32.6)	100.0
Core earnings (1) + (2) + (3) + (4)	**56.1**	**101.3**	**103.0**	**124.7**	**193.6**	(+68.9)	219.0
Core earnings less interest expense-net (1) + (2) + (3) + (4) + (5)	**26.6**	**77.8**	**80.0**	**104.9**	**169.5**	(+64.6)	181.0

(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes".

Reference II. Net Income by Operating Segment (FY2004 / FY2005)



(billions of yen)
30
25
20
15
10
5
0
-5
-10
-15
Left : FY2004
Right : FY2005
1.2
5.8
2.6
-1.6
7.5
0.4
4.5
3.7
15.9
26.7
9.8
16.1
9.2
9.9
-14.8
0.9
-12.0
5.5
-11.4
1.1
4.0
4.0
11.5
17.0
6.2
4.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

Reference III. Net Income by Operating Segment (FY2005 / FY2006 Prospects)


(billions of yen)
30
25
20
15
10
5
0
-5
-10
-15
Left : FY2005
Right : FY2006 (Yearly Pros. at Apr. 06)
5.8
9.0
-1.6
2.0
0.4
6.5
3.7
5.0
26.7
23.0
16.1
13.5
7.6
7.0
5.8
7.0
2.6
3.0
0.3
0.5
1.1
3.0
4.0
3.0
17.0
10.5
4.0
5.5
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communication
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

Note) [ ] ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.